6/28

02042261

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Inapa - Investimentos Participacoes e Gestao

*CURRENT ADDRESS

PROCESSED

JUL 15 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4864 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 2/1/02

82-4864

Annual Report 2001

ARIS
12-31-01

02 JUN 28 AM 11:00



inapa

Investimentos Participacoes E Gestao

EDIÇÕES INAPA - 2001

The illustrations in this report were taken form Portucale Collection, published by Edições Inapa. Portucale Collection is made up of eleven volumes which bring together original accounts and studies of the history and culture of Oporto. It is a unique piece of work which is part of the Oporto - European Capital of Culture - 2001 editorial programme.

Oporto - European Capital of Culture - 2001, was an event which had an impact on the city, the metropolitan area, the North and the whole country, and Edições Inapa wished to be associated with it from the beginning. They chose a piece of work that could amply respond to the spirit of the event and provide a series of instruments for beginning to understand the real Oporto. This work has all the scientific rigour and assurance of the Oporto Faculty of Humanities, through its Institute of Historical Documentation, and of the Oporto City Council, through its Historical Archive and its Municipal Public Library.

Contents

INAPA GROUP

- **INAPA IPG**
  - **PAPER DISTRIBUTION**
    - **SDP**
      - PORTUGAL
        - CPA
        - Fernandes Distribuição
        - Secopel
        - Papeis Carreira
        - Papeis Carreira Açores
        - Papeis Carreira Madeira
    - **IDISA**
      - SPAIN
        - Norte Papel
        - Papeles Gayá
        - Dical
        - Surpapel
    - **MAFIPA**
      - FRANCE
        - Navarre
        - Grifo
        - Oridis
      - SWITZERLAND
        - Biber & Rochat
      - BELGIUM
        - Europapier
      - LUXEMBOURG
        - Papyrus
    - **PAPIER UNION**
      - GERMANY
      - ITALY
        - Lucchetti Decart
    - **TAVISTOCK**
      - UNITED KINGDOM
  - **OTHERS ACTIVITIES**
    - Edições INAPA
    - Inaveste Mediação de Seguros
    - Papelaria Fernandes

GENERAL MEETING

José António dos Reis Martinez	÷	Chairman
Luís Gonzaga Bernardo Martins Rolo	÷	Secretary
Luís Eduardo Mendia de Castro	÷	Secretary

BOARD OF DIRECTORS

Vasco Luís Schulthess de Quevedo Pessanha	÷	Chairman
José Eugénio Soares Vinagre	÷	Member
Carlos Eugénio Magalhães Corrêa da Silva	÷	Member
Salvador Guimarães José de Mello	÷	Member
Henrique Abílio Cardoso Paulo Fernandes	÷	Member
Casimiro Bento da Silva Santos	÷	Member
João Gonçalves da Silveira	÷	Member
António Cândido Gonçalves Barradas	÷	Member
Papercel - Celulose e Papel de Portugal, SA REPRESENTED BY Jorge Armindo Carvalho Teixeira	÷	Member

AUDIT COMMITTEE

Diogo de Portugal Trigueiros de Aragão	÷	Chairman
Maria Lucília Veludo Alves Pereira Nunes de Matos	÷	Member
Oliveira, Reis & Associados, SROC REPRESENTED BY Carlos Alberto Domingues Ferraz	÷	Member
Amável Calhau, Justino Romão & J.M. Ribeiro da Cunha, SROC REPRESENTED BY Amável Alberto Freixo Calhau	÷	Alternate Member

INDEPENDENT AUDITORS

PricewaterhouseCoopers



The marked economic slowing down on a global level, made worse by the events of September 11th, had a clearly unfavourable impact on business around the world in general. This economic climate, in turn, influenced the paper distribution in Europe very unfavourably, consequently causing a strong decrease in consumption, which began to be apparent in the last quarter of 2001. The total volume of tonnes sold through the paper distributors in the countries where we operate, dropped by more than 5.6%, something unheard of since 1992.

This situation was made still worse by integrated producers maintaining continued high prices, a fact which left distribution facing a market of falling sales volumes and prices, couple with high acquisition costs, and negative consequences for profit margins.

In this context, if the evolution of the Group was favourable on one hand - the drop in sales volumes was less than that of the market, a slight increase in invoiced sales by value to 1,157.7 million Euros, positive Net cash-flow, a reduction of 20 million Euros in interest-bearing debt and increased market share in some markets - on the other hand, it continued to reflect the overall economic climate in that the year closed with a negative result of around 7.8 million Euros. Faced with this new competitive reality, the Group responded with a series of initiatives aiming at reducing operating costs, making commercial structures more flexible and partially reformulating product portfolios and supply policies.

The results of these measures began to be apparent in the course of the last quarter of 2001, during which, despite the trading conditions, we saw improvements that should become consolidated as 2002 unfolds.

If the economic results were disappointing compared to the prospects which, in December 2000, seemed reasonable for 2001, we can state that, with the exception of Holland where we opted for the closure of our subsidiary, the Group has consolidated its position as one of the leaders in paper distribution in Europe. It has also improved its internal organisation, taken advantage of existing synergies at various levels (finance, marketing, supply, etc.) and it has prepared for a climate of economic uncertainty which seems prevalent for the near future.

In effect, signs of an economic recovery are still contradictory and without such a recovery, there will be no upward trend in the consumption of paper. We believe, however, that the quality of our companies in the various markets in which they operate, will allow us to take full advantage of the opportunities which a change in economic climate, sooner or later, will bring about.

Thus, it is with moderate optimism that we anticipate the year 2002. The reorganisation which had a strong impact on operating costs, the increase in productivity together with the quality of human resources, and some encouraging signs in the first months of this current year, allow me to face 2002 with some confidence.

Board of Director's Report

MANAGEMENT REPORT

To the Shareholders,

Pursuant to legal and statutory requirements, we are pleased to submit to you for appraisal the management report and the Individual and Consolidated Accounts for 2000.

THE ECONOMY

The economic indicators for 2001 confirmed the signs of recession, noticeable already at the end of year 2000. The IMF revised downwards the global economic growth to 2.7%, corresponding to higher unemployment levels, reduced investments and increased social unrest.

The 9/11 events further deteriorated the levels of confidence, and added uncertainty to the already adverse business climate that, until then, had characterized most of 2001.

Split between economics and social priorities, the governments of the largest economies limited their actions to cautious interest rate reductions, with no major success in reactivating the economic activity.

In the aftermath of the "new economy" turmoil, stock markets have gone through one of the most difficult periods in decades, with sharp declines in prices and volumes, not helping to attract capital for new investment projects nor for the consolidation of existing ones.

Private consumption has reached peak limits, resulting in high family indebtness, thus restricting the savings needed for the refueling of the economic activity.

In the Euro economies, particularly, the continued growth of public spending, well beyond the "stability pact", has conditioned the adoption of reforms required for the incentive to new investments.

In summary, 2001 was a year of multiple macro-economic adjustments, varying from the "deflation" of the "new economy", to the devaluation of capital markets and credit restrictions, slowdown in investments and cuts in public spending. Along the way, new anti-globalization movements have emerged and terrorism worldwide has become an additional reason for concern.

In the early months of 2002 there were yet no signs of a clear recovery that would indicate the return to a normal level of activity and, with it, increased demand and sustained growth.

In the above context of uncertainty and moderation, paper consumption - traditionally related to economic growth - reflected very much the downside of the economic cycle.

THE PAPER INDUSTRY

During last year, the world pulp and paper industry went through profound structural changes, the main one being the forced adjustment of the existing excess industrial capacity to a much lower level of paper demand which is today drastically reduced by lower advertising spending and further compounded by the substitution of paper by alternative media, mainly evident in the newsprint segment.

Through a policy of under-utilization of the installed excess capacity - principally driven by the main integrated producers, principally in coated papers where activity rates rarely exceeded 75% - the paper industry managed, for the first time in history, to maintain stable high prices effectively detached from the prices of fiber.

This aggressive production policy comprised not only the temporary downtime of equipments but also the actual shutdown of machines and premises. These actions have proven unequivocally the unbalanced manner in which - throughout the years - excess capacity was continuously built and that, ultimately, had been responsible for the characteristic cyclical instability of the sector. In this regard, it should be further noticed that in some cases - particularly in coated papers - the balance between installed capacity and expected demand will not occur before 2004/2005. Until then it is likely that the main world producers and global suppliers to the Group - despite the underlying cost of such policy - will maintain low operating rates, further pursuing the industry consolidation through new mergers and the subsequent shutdown of excess capacity, as a means to extend the current cycle of high prices of paper products.

THE PAPER DISTRIBUTION

The economic climate was particularly unfavorable to the paper distribution business, principally due to a reduced paper consumption further aggravated by the high price policy followed by the majority of the largest paper producers.

As a result, paper merchants had to confront at the same time with lower sales volumes and a substantial deterioration in business margins. Finally, but not of less importance, the increased competitiveness of some merchants, due either to disrupting internal reorganizations or due to aggressive market-share strategies, represented yet more difficulties further burdening the sector.

Globally, the statistics are self-explanatory: according to Eugropa (European Paper Merchants Association) the total sales volume channeled through the distribution in 2001 totaled 10.1 million tons, versus a comparable volume of 10.5 million tons during the previous year, or a decline of 3%, the first since 1992. For the markets where we operate that decline reached 5.1%. In France, particularly, the shortfall was approximately 12%, with the total volume remaining below the level of 1997.

THE INAPA GROUP

In the unfavorable context summarized above, the Group continued its systematic cost reduction program, coupled with profound reorganizations namely in France and Spain. These transformations have helped responding to the new market challenges, limiting the adverse impact of lower volumes and margins that have resulted from the economic recession and the producer policies imposed upon the paper distribution.

Of major relevance, the Group completed, or has in process of implementation, the following measures:

(i) Reformulation of its supply policies based on long-term strategic alliances with the major international producers.

(ii) Reorganization of its principal affiliate companies, centralizing in each country all common support services, simultaneously specializing the sales teams by major product families.

(iii) Development and marketing of the first pan-European brand - Inapa Tecno - addressed to the various office products user segments.

(iv) Renewal and reformulation of the main information systems, particularly those focused on customer service, namely e-commerce and CRM.

(v) Optimization of the logistics infrastructure, namely with the construction of a central warehouse in Madrid, replacing all regional Spanish warehouses, and the launching of innovative postal delivery services.

(vi) Reinforcement of the Group's systematic cost reduction program.

The benefits of all these initiatives have become visible already in the last part of 2001 during which, despite the climate of economic uncertainty, the Group has achieved a significant improvement in profitability.

In 2002 the operating results will fully reflect the recurrent benefits of such actions with an estimated positive impact of EUR 3.5 millions annually.

Globally it could be said that the Group has responded well to the new competitive challenges born from the profound changes occurred in the paper industry in 2001, rebuilding a more flexible organization better adapted to the demands of the business. In the European ranking, the Group most likely maintained its 4th position, considerably reinforcing its market-share in France to 23.5% (vs. 19.8% in the year before).

In 2001 the Group decided to close down the Dutch affiliate - Megapapier - in view of the competitive obstacles to the building of a relevant local market share. This case proves that, in paper distribution, start-ups do not represent a viable growth alternative as they lack the minimum critical volume and local cultural identity, which were not present in our initiative in Holland. In paper merchanting, as evidenced by the success of the Mafipa (France) and Papier Union (Germany), growth through acquisitions is undoubtfully the best strategy for future development.

In a final note, the present highly unfavorable economic cycle - without parallel in the paper sector in the last 5 years - has greatly highlighted the strategic merits of our business. In fact, as shown by the 2001 results, with a flexible operating model and a low cost infrastructure, paper merchanting can overcome the difficulties of a recession, limiting the size of negative results but, in the upturn, substantially maximizing the potential gains of higher activity.

DEBT

At the end of 2001 the Group's net debt, including factoring, amounted to EUR 524.6 million, representing a reduction of EUR 20.6 million, compared to the previous year, as a result of a positive cash-flow generated during the period, despite the economic recession.

It should be noted that it is a Group policy to take advantage of paying its suppliers on a cash basis in return for more favorable trade terms. This represents approximately EUR 192.5 million of additional debt included in the total debt figure above.

In addition, the acquisitions of Mafipa and Papier Union in 1999 and 2000, with recourse to bank financing, represent yet approximately EUR 329.0 million of the total debt.

The remaining outstanding debt, attributed to the operating merchanting activity, adjusted for the cash payment policy and the weight of the acquisition debt referred to above, is EUR 4.1 million.

It should be further noted that the stock market crash of 1999 effectively resulted in the postponement of a planned capital stock increase intended for the consolidation of the acquisitions debt which would have given the Group a more adequate financial structure and would further leverage future profitability gains. Such objective still remains in the management agenda for implementation as soon as the revival of the capital markets will permit it.

1. Performance summary

Sales volume was 984.950 tons of paper, representing EUR 1.165 million, of which only 5.9% volume and 6.6% value generated in Portugal.

In comparable terms, sales have developed as follows:

CONSOLIDATED SALES	2001	2000	Δ %
· Volume (ton.)	984,9	1 022,9	(4,3)%
· EUR (millions)	1 157,7	1 152,5	0,4 %

The reduction in sales volume is, in relative terms, lower than the global decline in the markets where the Group operates, which was approximately 5.1%, and is compensated by price and product mix improvements.

2. INAPA - Investimentos, Participações e Gestão, S.A.

During 2001, INAPA - IPG, S.A., the Group's parent company continued its role of coordination and control of its affiliated businesses. In this context, improvements have been made in the accounting consolidation processes and in the management reporting routines. A formal Executive Committee was appointed, with the responsibility of overseeing the Group's operating activities. Besides the Executive Directors of the Group, in this Committee also seat the Managing Directors of the three main operating Sub-Groups - Iberia, Mafipa and Papier Union. During the year the Board has regularly reviewed the performance of the local operating units. Moving towards Group integration and the development of a common Group management culture, further consolidation was achieved in the treasury and financial management through the central coordina-tion by Headoffice of the underlying credit facilities.

Continuing the work initiated in previous years, global sourcing strategies and negotiations with main suppliers have been improved and reinforced, with better trading terms now extended to the entirety of the Group's affiliates.

Besides these operating activities, INAPA - IPG, S.A. carried a regular review of opportunities for the strategic development of the Group, namely potential acquisitions and partnerships that could reinforce and consolidate the present competitive position in the international markets.

Services rendered, in addition to paper merchanting, totaled EUR 10.2 million, approximately 10% in addition to the previous year, principally due to the gains in supplier negotiations. Operating results were EUR 6.7 million (an increase of 21.7% over 2000) and net profit after taxes was EUR 5.2 million (vs. EUR 4.6 million in 2000, or an improvement of 13.4%).

	2001	2000
· Services Rendered	10,2	9,2
· Operating Results	6,7	5,5
· Financial Results	(1,0)	(2,7)
· Net Profit After Taxes	5,2	4,6

(Euros - million)

3. Inapa shares

The behavior of Inapa shares in the Lisbon Stock Exchange can not be dissociated from the economic cycle that has generally affected the international markets and, in particular, the local capital market.

The slowdown of the US economy had, on its own, a marked impact on the remaining world economies. This was substantially aggravated by the 9/11 events.

In this context, the Portuguese capital market, itself of a reduced dimension, recorded a very poor performance, with its main index, PSI 20, devaluating approximately 21.7% and transaction volumes declining 48.2%.

Inapa shares were not immune to the negative investment feelings and devalued 16.5%, nevertheless better than the market. In terms of volume, transactions declined 20.8%, also better performing than the market.

During 2001, and following the Group's communications policy of making available more and better information, an additional effort was made to reach a broader investor's base. As a result, there were improvements in interacting with investors, as well as with the financial community, which, through notes, analyses and researches, have praised the Group's strategy and its future business perspectives.

4. Proposal for the application of results

For reasons of prudence, in view of the consolidated results and the continued uncertainties of the present economic cycle, the Board considers not to be appropriate to propose a payment of dividends. Instead, for the net positive results of 2001, of EUR 5.202.709,72 added by EUR 956.867,42 of results carry forward from previous years, amounting to EUR 6.159.577,14 the Board proposes the following applications:

	Euros
· Legal Reserve	264.797,14
· Free Reserves	89.852,38
· Results Carry Forward	5.804.927,62
	6.159.577,14

5. Operating activities of the affiliate companies

5.1 Paper Merchanting

The Group's main activity is structured along three geographical areas of responsibility: Iberia, through the affiliates SDP (Portugal) and IDISA (Spain); the MAFIPA Group (France, Switzerland, Belgium, Luxembourg and Italy); and the German affiliate Papier Union (PU). INAPA maintains also a small activity of indent paper for envelopes in UK, through a local affiliate, Tavistock.

Globally these companies sold 985 thousand tons, corresponding to a volume reduction of 4.3% compared with the previous year, however significantly better than the overall shortfall of 5.1% in the markets where the Group operates. In Euro terms, the consolidated sales totaled EUR 1.158 million, approximately at the same level of 2000, having compensated the volume decline with improved prices and product mix, namely in specialty papers and other high value-added products.

Geographically sales were split as follows:

	2001	2000
· Germany	48.6%	50.3%
· France	29.8%	27.4%
· Spain	6.2%	7.1%
· Portugal	5.9%	6.3%
· Switzerland	5.3%	5.2%
· Benelux	2.4%	1.3%
· UK	1.0%	1.6%
· Italy	0.8%	0.8%

It should be noticed the change in the relative weight of sales in Germany, reduced from 50.3% to 48.6% in 2001 due principally to the increase of sales in France from 27.4% to 29.8% in 2001.

IBERIA

Given its strong domestic production base - Portucel/Soporcel Group in Portugal and Torras in Spain - the Iberian Peninsula is becoming more and more a distinct paper market of its own. In Spain, particularly, where Torras, benefiting from low pulp prices and the stability of high paper prices built by the main Scandinavian competitors, has been able to conquer a significant market-share in coated papers, giving Iberia a clear "beyond -Pyrenees" identity, by opposition to the clear hegemonic attitude of the remaining main producers of western Europe.

Recognizing this clear regional distinction, the Inapa Group has progressively privileged business partnerships with local producers in view of the evident lack of competitiveness of the major European producers in the Iberian market - namely the Scandinavian mills - despite the strategic partnerships developed with them for the remaining markets.

Portugal

In line with the poor economic growth in 2001, the global paper consumption remained at approximately the same level of 2000, mostly due to a consumer push during the last quarter of the year. Until then the global paper consumption was 5% below the level of 2000. This improvement at the end of the year seemed an indication of a mild recovery expected to consolidate during 2002.

The lack of competitiveness of our strategic suppliers resulted in a volume loss of 9.5%, with sales of 58.6 thousand tons corresponding to a market-share of 48% - a reduction from 50% the year before. This constraint was progressively resolved towards the end of the year with the reformulation - at the Iberian level - of the Group's sourcing partnerships with new local suppliers, based on the renewal of the portfolio of products, of same quality at more competitive pricing. The positive impact of this strategic change is already visible in the available 2002 accounts.

In value terms, sales were EUR 77.1 million (vs. EUR 82.6 million in 2000) representing a decline of 6.6%, due mainly to an decrease in volume of 9.5% partly compensated by price and product mix improvements representing 2.2%.

In addition to the referred reformulation of sourcing strategies in Iberia, further rationalization of the sales structures was implemented, namely with the centralization in a single legal entity - SDP - of all sales brands active in Portugal. Two call-centers (Lisbon and Oporto) were launched in replacement of the various existing regional sales offices, along with the streamlining of the product portfolio, namely coated papers, and aimed at the optimization of stock levels. A new e-commerce solution was launched, giving SDP customers a better tool for the placement of orders and the direct monitoring of order processing.

Spain

Economic growth was approximately 3% however not sufficient to fuel the consumption of paper products which has remained at approximately the same level of year 2000. The Group's existing policy of sourcing alliances with Scandinavian producers - who most obviously have escaped competitive confrontation with local suppliers - prevented us from maintaining our competitive position in the market. Consequently, Idisa sales volume was 61.5 thousand tons, representing a decline of 15.4% from the preceding year. In Euro terms, sales totaled EUR 68.1 million, or 12.9% less than in year 2000. Market share was 9%.

As with SDP in Portugal, and as a result of the new supply alliances, Idisa enjoys, since the beginning of 2002, a new portfolio of products, better segmented, mainly in coated papers and in some ranges of office products.

During 2001 a complete reorganization of sales teams was implemented. At the same time, a major push was given to the construction of the new logistics center in Madrid which will become Spain's main logistics hub, replacing the various regional centers with substantial efficiency gains, improved customer service and reduced operating costs.

Mafipa Group

France's economic activity grew approximately 2.1% in 2001, substantially below the growth rate of 3.4% in 2000. This slowdown of economic growth had obvious reflex in paper consumption, which recorded a reduction of 12% compared with the previous year. Still, Mafipa sales in France improved a substantial 4.2%, increasing from 282 thousand tons in 2000 to 294 thousand tons in 2001, due principally to a successful gain in market-share which, according to Eugropa figures, went up to 23.5% in 2001, from 19.8% in 2000.

In Euro terms, sales moved from EUR 339 million to EUR 369 million at the end of 2001, corresponding to a healthy growth rate of 8.6%. As a result of the competitive confrontations, the erosion of margins required the reformulation of the business model, with dedicated organizations to main business lines - graphical papers and office products - and the centralization of backoffice functions, namely marketing, purchasing, information systems and administration.

Outside France, the Mafipa Group also went through profound reorganizations needed to protect or reinforce the existing market positions. Among other changes, the Group decided to close down the Dutch affiliate - Megapapier - in view of the high cost of building up market share in an hostile environment dominated by few existing merchants.

In Belgium, the Group decided the merger of the two existing affiliates - Buropapier and Ordipap - in a single entity segmented in three main businesses: graphical papers, office papers and office consumables. In coordination with Buropapier Luxembourg, the Group initiated the cross-border coverage of the Benelux market, commonly utilizing the existing commercial and logistics infrastructures. The volume in 2001 reached 23.6 thousand tons, doubling the volume of the preceding year. Market share increased to 5.8%.

In Switzerland, the local affiliate, Biber, recorded sales of 51.8 million tons, corresponding to a decline of 2.9% relative to the previous year. In general, the local market decreased 6% as a result of a noticeable saturation in paper consumption. The market share of Biber was at 15.4%, a slight improvement from the 14.9% at the end of 2000.

The activity of Inapa in Italy, through the affiliate Lucchetti Decart has a limited expression with 7.5 thousand tons - a reduction compared to 7.9 thousand tons the year before. In a market dominated by the local integrated merchants, Lucchetti Decart was able, nevertheless, to record a performance that was better than the general market, which saw a decline of approximately 6%.

PAPIER UNION

Germany, Europe's main economy, did not do well throughout 2001, with a minor growth of 0.7%, being this the principal reason for the increase in unemployment which today affects over 4 million people. Paper consumption had to reflect the economics, with a decline of 6% relative to year 2000.

The strategic positioning and the dimension of the German market put it at the confluence of all major world suppliers, mainly Scandinavian but also, more recently, suppliers from the emerging economies of Eastern Europe, resulting in increased competition and consequent margin erosion.

In this context, Papier Union recorded sales of 478.8 thousand tons, representing a decrease of 7.6% relative to the preceding year. As a result market-share came down to 14.7% in 2001, from 15.0% in 2000.

The affiliate continued its internal reorganization program aimed at reducing operating costs. This included the geographical re-arrangement of sales offices, with the centralization of various commercial activities, namely those related to office products. The impact of these measures effectively compensated the loss of volume and the erosion of business margins, contributing to an EBITDA higher then in the previous year.

The launching of the new Inapa Tecno product range was of great importance to Papier Union as it is intended to replace, in the medium term, the affiliate's main local brand - Kompass, emphasizing the Group's effort to develop sales strategies based on global brands.

For 2002 a mild recovery of the German economy is to be expected. Accordingly, Papier Union is projecting a moderate sales growth along with an improvement in product mix, which will ensure a sustained profitability.

The expansion of the main warehouse and the progressive renewal of the existing information systems are some of the investment projects to be implemented in 2002.

5.2 Other Activities

Inaveste - S.G.P.S., S.A.

INAVESTE comprises all other Inapa activities not directly related to paper merchanting. Also there included, as from the 2nd-half of 2001, is Edições Inapa, S.A. in the meantime re-denominated Medialivros - Actividades Editoriais, S.A.

The operating revenues of Inaveste, excluding Medialivros, were EUR 0.1 million, with net financial expenses of EUR 1.1 million, and a negative net result of EUR 1.2 million.

During 2001 Medialivros (ex - Edições Inapa S.A.) published 30 new titles, with special emphasis on the 11 titles simultaneously launched as part of the Portucale Collection, within the celebrations of "Oporto - European Cultural Capital 2001". Given its dimension, this publication is likely to become a unique landmark in the publishing activity in Portugal. Sales of Medialivros in 2001 reached EUR 1.5 million, an increase of 3.6% from the previous year. The net profit was EUR 0.1 million.

The Papelaria Fernandes (PF) Group, where Inapa holds a position of approximately 20%, recorded sales of EUR 50.0 million in 2001, representing a decline of 8.8% from year 2000, due principally to the reduction in demand noticed overall in Portugal. Preparing the future, the PF Group implemented several actions focused on key strategic projects, namely launching its first franchise shop in Oporto during the first quarter of 2002; opening of a new shop in 2002 located at the new Commercial Forum Almada; start-up of the new information systems geared to a more efficient management of inventories and better front-office customer service; launching of PF's own transactional web site, including integrated electronic catalogs; expansion of the third-party stationary management service to new large accounts, including inventory management and micro logistics; updating of the product catalog for small and medium size businesses; feasibility study of a office products "cash-and-carry" project for 2002. At the same time, the PF Group continued its systematic program of internal operating costs reduction, indispensable for the short-term return to profitability.

6. Consolidated accounts

As previously mentioned, net consolidated sales were EUR 1.158 million in 2001, slightly up on the previous year. Operating results (EBIT) were EUR 24.1 million, or a decline compared to EUR 37.3 million in 2000, due principally to (i) a volume shortfall of 44 thousand tons partly offset by price increases, representing EUR 5.4 million reduction at gross margin level, (ii) the negative impact of increased distribution costs attributable to a general increase in fuel prices and the implementation of 35-hour working weeks in France, representing EUR 4.4 million, (iii) the increase in bad debts provisions as a result of the high insolvency rates associated with the economic recession in the majority of the countries where the Group operates, EUR 2.1 million.

As a consequence of the decline in operating results, and the increase in financial expenses associated with the acquisition by mid-2000 of Papier Union, net results were negative EUR (7.8) million.

Below is a summary of net consolidated results, prepared in accordance with international accounting and reporting principles, for reasons of comparability with other international paper merchanting groups. Later in this report (Annexes) the financial presentations follow the required Portuguese Official Chart of Accounts (POC).

SUMMARY OF CONSOLIDATED NET RESULTS	December 01		December 00		CHANGE
	EUR	% net sales	EUR	% net sales	R_{01}/R_{00} (%)
· Net sales	**1.157,67**	**100%**	**1.152,53**	**100%**	**0,4%**
· Cost of sales	**(982,34)**	**(84,9%)**	**(971,85)**	**(84,3%)**	**1%**
· Gross margin	**175,33**	**15,1%**	**180,68**	**15,7%**	**(3%)**
· Operating costs	(160,91)	(13,9%)	(151,97)	(13,2%)	6%
· Other operating costs*	19,13	1,7%	16,36	1,4%	17%
· Net cash discounts	13,08	1,1%	12,82	1,1%	2%
· Ebitda	**46,64**	**4,0%**	**57,89**	**5,0%**	**(19%)**
· Amortizations	(12,44)	(1,1%)	(13,39)	(1,2%)	(3%)
· Provisions	(5,55)	(0,5%)	(3,53)	(0,3%)	57%
· Ebita	**28,15**	**2,4%**	**40,97**	**3,6%**	**(31%)**
· Goodwill depreciation	(4,04)	(0,3%)	(3,68)	(0,3%)	10%
· Operating results- Ebit	**24,11**	**2,1%**	**37,29**	**3,2%**	**(35%)**
· Net finance costs	(31,01)	(2,7%)	(22,28)	(1,9%)	39%
· Net operating results before taxes	(6,90)	(0,6%)	15,01	1,3%	(146%)
· Income taxes	(0,28)	(0,0%)	(4,44)	(0,4%)	(94%)
· Minority interests	(0,18)	(0,0%)	(0,43)	(0,0%)	(57%)
· Current operating results	**(7,37)**	**(0,6%)**	**10,14**	**0,9**	**(173%)**
Non-recurrent income or expenses					
· Loss on disposal of PI	0,00	0,0%	(18,52)	(1,6%)	
· Others*	(0,43)	(0,0%)	8,39	0,7%	(105%)
· Net profit / (loss)	**(7,80)**	**(0,7%)**	**0,01**	**0,0%**	

Values by 10(6) euro

The sourcing of funds is as follows:

	2001	2000	1999
· Equity*	150.9	161.5	158.7
· Long-term financing	552.1	504.1	494.9
· Minority interests	2.2	2.2	39.8
· Net interest-bearing debt*	429.2	428.2	526.2

(Euros- million)

* Does not include "factoring" which totaled EUR 95.5 at the end of 2001, corresponding to a reduction of EUR 21.5 million from the level at the end of 2000.

The reduction in Equity reflects the loss recorded in 2001. The increase in long-term financing is due principally to investments, including those of a financial nature.

	2001	2000	1999
· Net Sales/Net Interest-Bearing Debt	2,7	2,7	1,2
· Net Interest-Bearing Debt /Equity	2,8	2,7	3,3
· Equity/ Net Interest-Bearing Debt (%)	35,2	37,7	30,2
· EBITDA/Net Interest Cost	1,5	2,6	3,9
· Net Interest Cost/Net Sales (%)	2,7	1,9	2,0

The ratios evidence a minor deterioration of the Group's balance-sheet principally attributable to the annualized impact of the additional financing required for the acquisition of Papier Union, further added by the negative results of 2001.

7. Future perspectives

The changes that took place in the paper industry, namely the concentration among the largest world producers, is likely to lead to a more stable business environment, less vulnerable to the cyclical changes in supply and demand. It is now the time for the paper merchants to reformulate their business models in accordance with this new reality. In what concerns the Inapa Group, major steps have been initiated during 2001, namely the integration of regional structures, the centralization of common services, the reformulation of logistics, the launching on own-brand products, the re-definition of strategic supply partnerships - combining global alliances with local supplier relations - the reduction of operating costs and the consolidation of a management culture based on the concept of "think global, act local".

Without question, the results are encouraging: the Group performed relatively better than the competition, namely in limiting the decline in sales vs. the global market reduction, maintaining market-share - or even increasing it as in the case of France - generating a consolidated positive cash-flow, despite the pessimistic business climate, of EUR 20 million, and minimizing the unavoidable loss.

2002 shows signs of a progressive return to normal market conditions, in line with the indicators of the last quarter of 2001. With most of the hard work completed, namely restructuring actions in most countries, better trade terms agreed with suppliers and accrued agility of business processes, the Inapa Group should largely benefit from the announced economic recovery for the year 2002.

8. Acknowledgments

At the end of a particularly atypical year, our appreciation goes to all that, with their commitment and availability, contributed to overcome the obstacles of the recent past, jointly working in the development of a new business model, better adapted to the challenges of the future:

· our employees

· our customers and suppliers

· banks and financial institutions that have trusted us and helped in our objectives

· the Audit Board for its permanent availability and guidance

· all our shareowners for the continued support granted to our mission

Lisbon, March 12, 2002

THE BOARD OF DIRECTORS

Vasco Luís Schulthess de Quevedo Pessanha - CHAIRMAN

José Eugénio Soares Vinagre

Carlos Eugénio Magalhães Corrêa da Silva

Salvador Maria Guimarães José de Melo

Henrique Abílio Paulo Fernandes

Casimiro Bento da Silva Santos

João Gonçalves da Silveira

António Cândido Gonçalves Barradas

Papercel - Celulose e Papel de Portugal, SGPS, S.A.
REPRESENTED BY
Jorge Armindo de Carvalho Teixeira



Individual Financial Statement

BALANCE SHEET · PROFIT AND LOSS ACCOUNT · NOTES

For the year ended December 31, 2001

ASSETS		2001		2000
	Gross Assets	Depreciation and Provisions	Net Assets	Net Assets
Fixed Assets:				
Intangible fixed assets:				
· Set-up expenses	9.178.326,95	7.298.261,85	1.880.065,10	3.028.757,35
· Industrial property & other rights	25.317,91	7.998,79	17.319,12	19.850,92
· Fixed assets in progress	416.885,97		416.885,97	417.126,40
	9.620.530,83	**7.306.260,64**	**2.314.270,19**	**3.465.734,67**
Tangible fixed assets:				
· Land & natural resources	660.006,15		660.006,15	660.006,15
· Buildings & other constructions	1.208.657,18	461.870,30	746.786,88	783.525,39
· Plant & machinery	247.550,82	242.550,26	5.000,56	6.846,04
· Transport equipment	126.070,36	76.200,41	49.869,95	38.236,34
· Office equipment	432.887,88	407.876,14	25.011,74	24.071,01
· Other tangible fixed assets	115.779,34	60.841,15	54.938,19	55.874,38
· Fixed assets in progress	38.690,28		38.690,28	38.690,28
	2.829.642,01	**1.249.338,26**	**1.580.303,75**	**1.607.249,59**
Financial assets:				
· Holdings in Group companies	155.231.984,36		155.231.984,36	155.556.202,99
· Fixed assets in progress	201.780,14		201.780,14	14.800,18
· Advances on account of financial assets	10.962.330,13		10.962.330,13	2.158.721,86
	166.396.094,63		**166.396.094,63**	**157.729.725,03**
Current Assets:				
Debtors - Medium- & long term:				
· Group Companies	56.129.543,61		56.129.543,61	55.720.529,33
· Other debtors	0,00		0,00	0,00
	56.129.543,61		**56.129.543,61**	**55.720.529,33**
Debtors - Short-term:				
· Trade accounts receivable - current account	5.156.072,20		5.156.072,20	4.234.312,92
· Group companies	6.225.088,77		6.225.088,77	14.567.611,15
· Shareholders and participating interests	262,62		262,62	262,62
· State & other public entities	4.489,18		4.489,18	76.233,27
· Other debtors	15.525.411,72		15.525.411,73	3.975.947.32
	26.911.324,49		**26.911.324,50**	**22.854.367,28**
Negotiable securities:				
· Other negotiable securities	19.961,89		19.961,89	8.199.589,95
	19.961,89		**19.961,89**	**8.199.589,95**
Bank deposits & cash:				
· Bank deposits	5.609,36		5.609,36	17.033,88
· Cash in hand	14.611,82		14.611,82	20.502,43
	20.221,18		**20.221,18**	**37.536,31**
Accruals & Deferrals:				
· Accrued income	3.680.440,90		3.680.440,90	2.200.464,98
· Difered costs	1.313.283,79		1.313.283,79	964.940,39
Total assets	**266.921.043,34**	**8.555.598,90**	**258.365.444,43**	**252.780.137,53**

SHAREHOLDERS' EQUITY & LIABILITIES	2001	2000
Shareholders:		
Share Capital	150.000.000,00	149.639.369,12
· Treasury shares - at par	(469.700,00)	0,00
· Treasury shares - discounts and premiums	(18.903,00)	0,00
· Share issue premiums	14.963.936,91	14.963.936,91
Reserves:		
· Legal Reserves	4.065.202,86	3.755.948,16
· *Other reserves*	55.510.147,62	55.865.364,47
Retained earnings	956.867,42	994.288,93
	225.007.551,81	**225.218.907,59**
Net profit (loss) for the year	5.202.709,72	4.586.435,00
Interim dividends	0,00	(1.870.492,11)
Total shareholders' capital	**230.210.261,53**	**227.934.850,48**
Liabilities:		
Provisions for contingencies & liabilities:		
· Other provisions for contingencies & liabilities	24.990,77	24.990,77
	24.990,77	**24.990,77**
Creditors - Medium- & long-term:		
· Amounts owed to lending institutions	12.612.627,84	12.912.474,53
· Suppliers of fixed assets - current account	5.486.776,87	9.975.957,94
· *Other creditors*	4.489.181,07	0,00
	22.588.585,78	**22.888.432,47**
Creditors - Short-term:		
· Amounts owed to lending institutions	2.504.991,94	0,00
· Trade accounts payable current accounts	189.057,37	205.520,44
· Group companies	6.614,01	6.614,01
· *Trade accounts payable - invoices in progress*	30.376,79	30.227,15
· Other shareholders	933.306,56	935.911,21
· Suppliers of fixed assets - current account	53.138,54	268.381,86
· State & other public entities	418.067,40	184.864,68
· Other creditors	7.182,61	29.911,55
	4.142.735,22	**1.661.430,90**
Accruals & deferrals:		
· Accrued costs	1.398.871,13	270.432,91
	1.398.871,13	270.432,91
Total liabilities	**28.155.182,90**	**24.845.287,05**
Total Shareholders' equity & Liabilities	**258.365.444,43**	**252.780.137,53**

Expressed in euros

The Chief Financial Officer
Alberto Coutinho Barata Salgueiro

The Chairman of the Board of Directors
Vasco Luís Schulthess de Quevedo Pessanha

Profit & Loss Account

For the year ended December 31, 2001

COSTS & LOSSES	2001	2000
Third party supplies & services	713.822,00	943.297,52
Staff costs:		
· Remuneration	1.033.406,10	807.219,05
Social Security charges:		
· Pensions	69.562,35	171.182,45
· Other	233.029,36	189.183,18
Depreciation of tangible & intangible fixed assets	1.223.605,60	1.421.570,82
Taxes	73.252,18	81.362,18
Other operating costs & losses	55.303,62	64.542,99
(A)	3.401.981,21	3.678.358,19
Interest and similar expense		
·Other	1.200.722,90	2.744.172,72
(C)	4.602.704,11	6.422.530,91
Extraordinary costs & losses	861.135,99	26.330,33
(E)	5.463.840,10	6.448.861,24
Corporation tax for the period	4.598,08	0,00
(G)	5.468.438,18	6.448.861,24
Net profit (loss) for the period	5.202.709,72	4.586.435,00
	10.671.147,90	**11.035.296,24**

INCOME & GAINS		
Services rendered	1.830.559,52	3.096.130,38
Supplementary income	8.319.862,17	6.126.832,81
(B)	10.150.421,69	9.222.963,19
Other Interest & similar income		
· Other	200.647,99	61.025,80
(D)	10.351.069,68	9.283.988,99
Extraordinary income & gains	320.078,22	1.751.307,25
(F)	**10.671.147,90**	**11.035.296,24**

SUMARY

Operating profit: (B) - (A) =	6.748.440,48	5.544.605,00
Financial charges: (D-B) - (C-A) =	(1.000.074,91)	(2.683.146,92)
Current profits: (D) - (C) =	5.748.365,57	2.861.458,08
Pre-tax loss: (F) - (E) =	5.207.307,80	4.586.435,00
Net profit (loss) for the period: **(F) - (G) =**	5.202.709,72	4.586.435,00

Expressed in euros

The Chief Financial Officer
Alberto Coutinho Barata Salgueiro

The Chairman of the Board of Directors
Vasco Luís Schulthess de Quevedo Pessanha

Profit and Loss Account by Functions

For the year ended December 31, 2001

	2001	2000
Sales & services rendered	1.830.559,52	3.096.130,38
Cost of sales and services rendered	(2.627.718,87)	(2.662.004,00)
Gross profit	**(797.159,35)**	**434.126,38**
· Other operating income and gains	8.639.940,39	7.878.140,07
· Distribution costs	0,00	0,00
· Administrative costs	(645.706,54)	(870.449,03)
· Other operating costs and losses	(989.691,78)	(172.235,50)
Operating Profit	**6.207.382,72**	**7.269.581,92**
· Net cost of financing	(1.000.031,17)	(2.680.619,86)
· Gains (losses) on subsidiaries and associates	0,00	0,00
· Gains (losses) on other investments	0,00	2.162,38
· Exceptional or infrequent items	(43,75)	(4.689,44)
Current profits	**5.207.307,80**	**4.586.435,00**
· Tax on current profits	(4.598,08)	0,00
· Current profits after tax	5.202.709,72	4.586.435,00
Extraordinary profit/loss	**0,00**	**0,00**
· Taxes on extraordinary profits	0,00	0,00
Net profit	**5.202.709,72**	**4.586.435,00**
Earnings per share (a)	**0,17**	**0,15**

(a) Net of shares: 30.000.000

The Chief Financial Officer
Alberto Coutinho Barata Salgueiro

The Chairman of the Board of Directors
Vasco Luís Schulthess de Quevedo Pessanha

For the year ended December 31, 2001

	2001	2000
Cash-flow from operating activities		
Cash receipts from customers	1.853.663	5.727.517
Cash payments to suppliers	(1.940.384)	(1.563.896)
Cash payments to staff	(1.080.062)	(831.396)
Net cash from operating activities	**(1.166.783)**	**3.332.225**
Income taxes paid	(1.496)	(1.496)
Income taxes received	65.163	374.368
Other proceeds relating to operating activity	9.147.245	9.283.701
Other payments relating to operating activity	(584.860)	(1.102.019)
Cash-flow before extraordinary items	**7.459.269**	**11.886.779**
Proceeds relating to extraordinary items	49.291	504
Payments relating to extraordinary items	(16.500)	(9.717)
Net cash from operating activities	**7.492.059**	**11.877.566**
Cash-flow from investing activities		
Proceeds from:		
· Financial investments	2.568.809	236.023.169
· Tangible fixed assets	12.221	1.297.373
· Interest & similar income	200.646	48.388
· Advances for expenditure on behalf of third parties	17.144	630.655
	2.798.820	**237.999.585**
Payments in respect of:		
· Financial investments	(13.752.297)	(51.046.278)
· Tangible fixed assets	(9.856)	(4.389)
· Intangible fixed asstes	(527.449)	(161.042)
· Loans granted	(3.344.939)	(83.753.409)
· Advances for expenditure on behalf of third parties	(469.249)	(669.092)
	(18.103.790)	**(135.634.210)**
Net cash used in investing activities	**(15.304.970)**	**102.365.375**
Cash-flow from financing activities		
Proceeds from:		
·Treasury placements	873.879	66.999
	873.879	66.999
Payments in respect of:		
· Loans obtained		(74.942.933)
· Interest & similar expenses	(397.781)	(2.744.142)
· Dividends	(1.810.696)	(4.641.689)
· Treasury placements	(1.554.424)	(64.834)
	(3.762.901)	(82.393.598)
Net cash used in financing activities	**(2.889.022)**	**(82.393.598)**
Variation of cash & cash equivalents	(10.701.934)	31.916.342
Effect of currency translation differences		(4.689)
	(10.701.934)	**31.911.653**
Cash & cash equivalents at the beginning of the period	8.217.162	(23.694.491)
Cash & cash equivalents at the end of the period	(2.484.771)	8.217.162
	10.701.933	**(31.911.653)**

Expressed in euros - direct method

The Chief Financial Officer
Alberto Coutinho Barata Salgueiro

The Chairman of the Board of Directors
Vasco Luís Schulthess de Quevedo Pessanha


VNVS
NON
SVFFICIT
ORBIS
IHS
CHRONICA.DA.PROVINCIA.DO.BRASIL
PELLO.P. SIMAM.DE VASCONCELLOS

Notes to Financial Statement

For the year finishing on 31 December, 2001
(Values expressed in thousand Euros, unless otherwise specified)

INTRODUCTION

The Company is the holding company of the Inapa Group and its corporate object is the ownership and management of tangible and intangible fixed assets, the acquisition of holdings in other companies, the running of its own, or third-party commercial and industrial establishments, and the provision of assistance to those companies in which it has an interest.

Note 1 – derogations to the POC

The financial statements for the period, were, in all material aspects, prepared in keeping with the Official Plan of Accounts (POC), except with regard to the aspect referred to in Note 3 (1).

The notes to the accounts follow the order established by the Official Plan of Accounts (POC) for the presentation of financial statements, and it should be mentioned that note numbers not mentioned herein are either not applicable or not relevant.

Note 2 – comparative figures

The figures contained in the financial statements for the year ended December 31, 2001 are comparable in all significant aspects with those for 2000.

Note 3 – principal accounting principles and valuation criteria

The principal accounting principles and valuation criteria adopted in the preparation of these financial statements are as follows:

(1) Financial assets and negotiable securities

Financial assets and negotiable securities are carried under assets at cost, and the equity method is not used to value financial assets, as recommended by the Accounting Directive 9.

A provision is set aside in the event of the difference between the cost of negotiable securities and their market value being significant and considered to be of a permanent nature. Unrealised gains corresponding to the difference between cost and market value are not recognised.

(2) Tangible fixed assets

Assets acquired have been re-valued under the terms of Decree Law 430/78, 219/82, 339-G/84, 118-B/86, 111/88, 49/91 and 264/92. The reserves generated by revaluation in legal terms, in the total amount of 9.251,73 thousand Euros, were fully incorporated into the share capital in 1986, 1990 and 1997. Assets acquired after 1992 and fixed assets in progress are valued at historic cost.

Depreciation of tangible fixed assets is calculated using the straight-line method, using the rates established by Order-in - council 737/81, of August 29th, for those assets acquired by December 1988, and at the rates set out in Regulatory Decree 2/90 of January 12th , for assets acquired as from January 1989; rates which are considered to represent satisfactorily the estimated useful life of the assets. They are as follows:

Buildings & other constructions	2% - 5%
Plant & machinery	6,66% - 10%
Transport equipment	20% - 50%
Office equipment	10% - 12,5%

Depreciation is charged on a monthly basis starting in the year the asset comes into operation.

(3) Intangible fixed assets

These mainly consist of costs incurred with the process of group restructuring, with interest relating to increases in capital realised in 1990, 1995, 1997 and 1998, and to various projects that have been developed since 1993; these costs amortisable on a monthly basis over a period of five years, as from the year they are in incurred or from when the project is concluded.

(4) Provisions for doubtful debt

The provisions for doubtful debt are calculated according to the criteria accepted for tax purposes, where applicable.

(5) Retirement pension complements

In recognising its liabilities for retirement and surviving relative pension complements the Inapa Group has adopted the criteria enshrined in Accounting Directive 19 issued by the Accounting Standardisation Commission (see Note 31).

(6) Deferred costs

These comprise yearly expenses which are written down over 3 years, as well as retirement benefits to be amortised over a period of between 2 and 7 years (see Note 31).

(7) Cash-flow statement

For the purpose of the cash-flow statement, the heading Cash & Cash equivalents corresponds to the sum of the balances of Cash-in-hand, Sight Deposits and Amount owed to lending institutions (see Note 48 c)). This statement has been drawn up using the direct method.

(8) Statement of income by function of expense

The Company draws up its Statement of income by function of expense as recommended by Accounting Directive 20 (see Note 42).

Note 6 – Corporation tax

Payment of taxes on profits is made on the basis of tax assessments made by the Company, which are subject to inspection and possible correction by the tax authorities during a period of four to five years. Tax losses in a given year are also subject to inspection a during ten years and may be deducted from tax profits during the subsequent five or six years, depending on whether they relate to losses incurred before December 31, 1995, or to subsequent losses. Deferred taxes are not recognised in the accounts.

The Company has deductible tax losses amounting to 24.616,00 thousand Euros, which may be deducted from any possible taxable profits generated up to and including 2006.

Note 7 – Staff

During the year the Company had an average of 21 employees at its service (2000: 21 employees).

Note 8 – Intangible fixed assets

See Notes 3 (3) and 10.

Note 10 – Movements under fixed assets

GROSS ASSETS	Opening balance	Increases	Disposals	Transferred & written off	Closing balance
Intangible fixed assets (see Note 25)					
· Set-up expenses	9.177,78	0,55			9.178,33
· Industrial property & other rights	25,32				25,32
· Fixed assets in progress	417,12	99,76		(100,00)	416,88
	9.620,22	**100,31**		**(100,00)**	**9.620,53**
Tangible fixed assets					
· Land & natural resources	660,00				660,00
· Buildings & other constructions	1.208,66				1.208,66
· Plant & machinery	247,55				247,55
· Transport equipment	136,07	49,75	(59,75)		126,07
· Office equipment	421,54	11,35			432,89
· Other tangible fixed assets	115,78				115,78
· Fixed assets in progress	38,69				38,69
	2.828,29	**61,10**	**(59,75)**		**2.829,64**
Investments					
· Holdings in Group companies (see Note 16)	155.556,20		(324,23)		155.231,98
· Fixed assets in progress	14,80	186,98			201,78
· Advances on account of financial investments	2.158,72	8.803,61			10.962,33
	157.729,72	**8.990,59**	**(324,23)**		**166.396,09**

DEPRECIATION AND PROVISIONS	Opening balance	Increases	Adjustments	Closing balance
Intangible fixed assets				
· Set-up expenses	6.149,02	1.149,24		7.298,26
· Industrial property & other rights	5,47	2,53		8,00
	6.154,49	**1.151,77**		**7.306,26**
Tangible fixed assets				
· Buildings & other constructions	425,13	36,74		461,87
· Plant & machinery	240,70	1,85		242,55
· Transport equipment	97,83	21,90	(43,54)	76,20
· Office equipment	397,47	10,41		407,88
· Other tangible fixed assets	59,91	0,94		60,84
	1.221,04	**71,84**	**(43,54)**	**1.249,34**

The heading Advances on account of fixed assets, shows the value of the advance made to Gestinapa, SGPS, SA to be used for subscription for a future raise in capital for the Company.

Note 12 – Fixed asset revaluation criteria

See Note 3 (2)

Note 13 - Effect of revaluation on fixed assets

	Historic costs (a)	Revaluations (a) (b)	Revalued book values (a)
Tangible fixed assets			
· Land & natural resources	605,63	54,38	660,00
· Buildings & other constructions	663,04	83,74	746,79
· Plant & machinery	3,73	1,27	5,00
· Transport equipment	49,87		49,87
· Office equipment	25,01		25,01
· Other tangible fixed assets	54,94		54,94
· Fixed assets in progress	38,69		38,69
	1.440,91	**139,39**	**1.580,30**

(a) Net of depreciation
(b) Including the successive revaluations

Note 16 - Information concerning group companies & associates

HOLDINGS IN GROUP COMPANIES	2001 Thousand euros	2001 Holding in the company %	2000 Thousand euros	2000 Holding in the company %	Consolidated Shareholders' Equity 31 Dec. de 2001	Consolidated Net Profit / (Loss) as at 31 Dec. de 2001
a) Portuguese companies						
· Medialivros, SA (ex-Edições Inapa, SA)			324,22	98,83%		
· INAPAR - SGPS, SA	47.441,03	41,60%	47.441,03	41,60%	38.463,84	(3.933,02)
· INAVESTE - SGPS, SA	4.963,04	100,00%	4.963,04	100,00%	7.022,42	(1.343,72)
· GESTINAPA - SGPS, SA	102.827,91	100,00%	102.827,91	100,00%	114.618,77	(4.793,45)
	155.231,98		**155.556,20**			

During the period of 2001, the Company sold the holdings it had in Medialivros – Actividades Editoriais, SA, (ex – Edições Inapa, SA) to a Group company for its respective book value.

Note 25 - Amounts owed to and by staff

Balances payable to staff amounted to 183,13 thousand Euros in respect of holiday pay, holiday bonuses and corresponding charges, payment of which is due in 2002.

Note 31 - retirement pension complements

The permanent staffs of Inapa - IPG, SA, and of another company of the INAPA Group are entitled to a retirement and surviving relative pension complement. For the purpose, a pension fund has been set up, managed by an independent entity charged with the future payment of the respective pensions under the terms of the contract that has been entered into.

The Fund received its first contribution in the sum of 159,62 thousand Euros. The subsequent contributions are fixed each year on the basis of actuarial studies of the liabilities. The costs in respect of benefit entitlement for services provided have been systematically paid on the basis of a certain percentage of the total wage bill, which varies from year to year, the minimum group rate initially set at 4.5%. The Company did not make any contribution to the Pension Fund during this year.

Liabilities in respect of retirement pensions for past services have been calculated on the basis of the following assumptions, using the TV 73/77 mortality tables and the present value of the projected wages, for staff now in service:

· Discount rate	6 %
· Predicted wage growth rate	3,5 %
· Pension growth rate	Nil

As at December 31, 2001, liabilities in respect of pension complements for past services, for current employees and pensioners, calculated on the basis of an actuarial study performed by the Fund managers, amounted to 344,17 thousand Euros (2000: 618,51 thousand Euros) and they are totally covered by the value of the Pension Fund which stood at 488,82 thousand Euros on December 31st, 2001 (2000: 503,78 thousand Euros).

The variation of the degree of cover by the Pension Fund, which took place between 1st January and 31st December, in the sum of about 259,37 thousand Euros for liabilities for past services, was -recorded as a debit under the heading Accrued Costs corresponding to a credit in the Income Statement, in the same amount.

The amount registered in the Income Statement is broken down as follows:

· Costs incurred with current services	24,75
· Financial cost	36,86
· Returns on the fund's assets	6,74
· Actuarial gains and losses	(327,72)
	(259,37)

As was agreed at the General Meeting held on 18th May, the Company established a retirement pension scheme for its administrators. A Pension Fund to be run by an independent entity was set up for this purpose.

Liabilities in respect of retirement pensions for past services have been calculated on the basis of the following assumptions, using the TV 73/77 mortality tables and the present value of the projected wages, for staff now in service:

· Discount rate	4 %
· Predicted wage growth rate	4 %
· Pension growth rate	3 %

As at the date of implementation of this new plan, reported as January 1, 2001, liabilities for past services, calculated on the basis of and actuarial study, amounted to 1.735,82 thousand Euros. As at December 31, 2001, the same liabilities amounted to 1.805,65 thousand Euros.

Liabilities for past services as at the date of implementation of the plan for retirement complements for the Board of Directors, is being systematically written down as a cost for the normal remaining working period of the latter. Similarly, the increase in annual liabilities will include the costs for the years as they occur.

As such, on December 31, 2001, the amounts shown in the balance and costs for the year related to the implementation of this retirement complement plan, are as follows:

	Thousand Euros Dr /(Cr)
· accruals and deferrals costs of retirement benefits to be amortised	1 107,33
· Staff costs increase in liabilities in the year	69,83
· Extraordinary costs initial amortisation of liabilities for past services for the year	628,49

In this year the Company made its first contribution to the Pensions Fund in the sum of 500,00 thousand Euros.

Note 32 – Liabilities for guarantees provided

The Company provided several guarantees through Banco Espírito Santo and Banco Comercial Português in the sum of 9.756,49 thousand Euros and 10.669,29 thousand Euros at each of these institutions respectively, in favour of several subsidiaries of the Mafipa sub-group.

Note 34 – Movement under provisions

PROVISION FOR CONTINGENCIES AND LIABILITIES	**Opening and Closing balance**
· Other contingencies and liabilities	24,99
	24,99

Note 36 – Share capital

The share capital is currently represented by 30,000,000 fully subscribed and paid-up bearer shares each of a par value of 5 Euros. With the exception of PAPERCEL - Celulose e Papel de Portugal, SGPS, SA, which holds about 20.3% of the shares, and Seguros e Pensões Gere, SPGS, SA, which holds 11.55% of share capital, no other natural or corporate persons were known to hold 10% or more of the shares issued as at December 31st, 2001. The Seguros e Pensões Gere, SPGS,SA, share is held (i) through companies wholly owned by it, namely, Império Bonança-Companhia de Seguros, SA, Auto Gere - Companhia Portuguesa de Seguros, SA, and Ocidental - Companhia Portuguesa de Seguros de Vida, SA, which together hold 1.9% of the share capital, and (ii) through funds managed by Pensões Gere-Sociedade Gestora de Fundos de Pensões, SA, also owned by it.

Note 40 – movements during the year under shareholder's equity

		Movement during the period		
	Opening balance	Increases	Reductions	Closing balance
· Share Capital	149.639,37	360,63		150.000,00
· Treasury shares - par value		(1.285,02)	815,32	(469,70)
· Treasury shares - discounts and premiums		(286,79)	267,88	(18,91)
· Share issue premiums	14.963,94			14.963,94
· Legal reserves	3.755,95	309,25		4.065,20
· Other reserves	55.865,36	199,52	(554,74)	55.510,15
· Retained earnings	994,29	956,87	(994,29)	956,87
· Net profit for the year	4.586,44	5.202,71	(4.586,44)	5.202,71
· Interim dividends	(1.870,49)		1.870,49	
	227.934,85	**5.457,19**	**(3.181,78)**	**230.210,26**

During 2001, the Company changed the denomination of its share capital to Euros, totalling 150 million Euros. As a consequence, an increase of 360,63 thousand Euros was necessary. This increase was carried out by incorporating the same amount from Other reserves.

At the General Meeting held on 18th May, 2001, which approved the accounts for the year ended December 31st, 2000, a distribution of dividends was approved in the sum of 4.115,08 thousand Euros (of which the Company paid in advance 1.870,49 thousand Euros in December). Also approved were the increases of Legal Reserves by 309,25 thousand Euros, Other Reserves by 119,52 thousand Euros, and Retained Earnings by 37,41 thousand Euros.

During 2001, the Company acquired treasury shared within the limits allowed by law. Furthermore the Company sold 163 063 for a consideration of 1.082,39 thousand Euros, the capital loss of which, amounting to 194,03 thousand Euros, were registered under Other Reserves.

Note 42 – Statement of the cost of services rendered

The cost of services rendered shown in the Statement of Income by function of expense amounts to 2.627,72 Thousand Euros and consists mainly of staff costs, travel, board and lodging costs, and depreciation.

Note 43 – Corporate officers' emoluments

	2001	2000
· Board of Directors	313,38	247,77
· Audit Committee	65,64	53,02

Note 45 - Financial profit and loss account

COSTS & LOSSES	2001	2000
· Interest expense	338,74	1.256,35
· Unfavourable currency translation differences	0,04	4,69
· Other financial costs & losses	861,93	1.483,13
· Financial loss	(1.000,07)	(2.683,14)
	200,65	**61,03**

INCOME & GAINS	2001	2000
· Interest income	0,02	58,86
· Favourable currency translation differences		
· Gains on the sale of treasury placements	200,63	
· Other financial income & gains		2,17
	200,65	**61,03**

Note 46 - Extraordinary profit and loss account

COSTS & LOSSES	2001	2000
· Donations	11,13	14,05
· Losses on fixed assets	5,24	
· Fines & penalties	1,75	0,05
· Corrections to previous years	206,79	12,23
· Other extraordinary costs & losses	636,23	
· Extraordinary profit	(541,06)	1.724,98
	320,08	**1.751,31**

INCOME & GAINS	2001	2000
· Repayment of taxes	42,37	
· Gains on fixed assets	2,07	1.750,80
· Reduction of depreciation & provisions		
· Corrections to previous years	16,42	0,51
· Other extraordinary income & gains	259,23	
	320,08	**1.751,31**

Note 48 – Other information considered relevant to a better understanding of the financial situation and results

a) Amounts owed by third parties – group companies – short, medium and long term

	Short term		Medium and Long term	
	2001	2000	2001	2000
Loans granted to Group Companies				
· INAVESTE - Sociedade de Gestão de Participações Sociais, SA		8.270,07	9.259,12	8.848,49
· INAPAR - Participações Financeiras-SGPS, SA	529,69	129,69		
· GESTINAPA - SGPS, SA	3.652,12	2.962,86	46.870,43	46.872,04
Current accounts with Group Companies				
· INAVESTE - Sociedade de Gestão de Participações Sociais, SA	320,32	2.374,28		
· GESTINAPA - SGPS, SA	1.093,85	683,35		
· INAPAR - Participações Financeiras - SGPS, SA	52,21	44,89		
· SDP - Sociedade de Distribuição de Papel, SA	3.127,58	1.386,66		
· CPA - Central Papeleira de Alenquer, SA		59,86		
· Medialivros, SA (ex-Edições Inapa, SA)	9,22	4,99		
· Mafipa, SA	324,56	324,22		
· IDISA, SA	117,46	74,82		
· Others	9,98			
	9.236,99	**16.315,68**	**56.129,54**	**55.720,53**
Other debtors				
· INAVESTE - Sociedade de Gestão de Participações Sociais, SA		2.289,48		
· INAPAR - Participações Financeiras - SGPS, SA	722,88	723,26		
· GESTINAPA - SGPS, SA	12.720,38	104,75		
	13.443,26	**3.117,49**		

Expressed in thousand euros

The medium and long term loans do not bear interest nor do they have a fixed repayment date to GESTINAPA – Sociedade de Participações Sociais, SA, and INAVESTE - Sociedade de Participações Sociais, SA, are mainly used to finance the investment activities of these subsidiaries.

b) Amounts owed to lending institutions

	Short term		Medium and Long term	
	2001	2000	2001	2000
· **Amounts owed to lending institutions**	2.504,99		12.612,63	12.912,47

Medium and long-term amounts owed to lending institutions bear interest at current market rates.

c) Cash-flow statement

The breakdown of Cash and cash equivalents at the end of 2000 and 2001 was as follows:

	2001	2000
· Cash-in-hand	14,61	20,50
· Bank deposits	5,61	17,03
· Cash equivalents	(2.504,99)	8.179,63
	(2.484,77)	**8.217,16**

d) Supplementary Income

As at December 31st, 2001, the heading Supplementary Income mainly consists of income obtained by the Company as a result of its role in negotiations involving the Inapa Group. Of the total, around 3.680,44 thousand Euros is carried under Accrued income.

e) Suppliers of fixed assets – medium and long term

Suppliers of fixed assets - medium and long term, comprises amounts owed to Group companies in respect of the acquisition of an additional holding in Inapar - SPGS, SA, ocurred in 2000.

f) Reconciliation of the Profit and Loss Account by nature of expense and the Profit and Loss Account by function of expense

The Profit and Loss Account by function of expense was prepared in accordance with the stipulations of Accounting Directive 20, which calls for a concept of extraordinary results which is different from that established by the Official Plan of Accounts (POC). In the preparation of the Profit and Loss Account by function of expense (see Note 46), the amount of negative Extraordinary profit considered under the Profit and Loss Account by nature (loss of 541,06 thousand Euros) was partly reclassified under Other Income & Gains, and under Other Operating costs & losses (320.08 thousand Euros and 861,14 thousand Euros, respectively).

g) Conversion to Euros

It should be pointed out that the financial statements for the year ending on 31st December 2000, were presented in thousands of Portuguese Escudos, and that they were converted to Euros (1 Euro = 200$482) for the purpose of presenting comparative values in the financial statements of 31st December 2001.

Note 49 - Deferred taxes

As a result of applying Accounting Directive 28/01 of June 6th, issued by the Commission for Accounting Standardisation and the International Accounting Standard 12, the Portuguese companies must start to calculate and account for deferred taxes. This regulation is applicable to the year commencing on 1st January 2002. In its transitory dispositions, the respective Accounting Directive allows for the fact that the companies may well not account for deferred taxes during 5 years. Nonetheless, they are obliged to calculate deferred taxes and explain their effects in the Notes to the Financial Statement.

The amounts under Deferred Taxes relating to the Group for 31st December 2000, and for 31st December 2001, are as follows:

	Deferred Tax Assets		Deferred Tax Liabilities	
	2001	2000	2001	2000
Tax Losses	8.414,72	10.060,75	0	0

If the Company had shown the amounts of deferred taxes in the Balance Sheet for December 31st 2001, the heading Accruals and Deferrals -from deferred tax assets, would be raised by 8.414,72 thousand Euros. The Net result for the year would be reduced by 1.646,03 thousand Euros and the heading Retained earnings would see a raise of 10.060,75 thousand Euros.



Information required by Law

Pursuant to the provisos of Article 447 of the Companies code,
the Company informed of the number of shares held by the corporate officers:

BOARD OF DIRECTORS	Number of shares
Chairman	
· Vasco Luís Schulthess de Quevedo Pessanha	
· own shares	212 275
· held by persons of entities covered by article 447.2 of the Companies Code.	399 252
Directors	
· José Eugénio Soares Vinagre	134 500
· Carlos Eugénio Magalhães Corrêa da Silva	1 000
· Salvador Maria Guimarães José de Mello	
· Henrique Abílio Paulo Fernandes	92 426
· Casimiro Bento da Silva Santos	200 410
· João Gonçalves da Silveira	45 182
· PAPERCEL - Celulose e Papel de Portugal, SGPS, SA represented by Jorge Armindo de Carvalho Teixeira	8 133 680
· António Cândido Gonçalves Barradas	
Audit Committee	
Chairman:	
· Diogo Portugal Lobo Trigueiros de Aragão	
· own shares	5 000
· held by persons of entities covered by article 447.2 of the Companies Code.	226 000
Members	
· Maria Lucília Veludo Alves Pereira Nunes de Matos	126 244
Official Auditor	
· Oliveira, Reis & Associados, SROC, represented by Carlos Alberto Domingues Ferraz	
Alternate Official Auditor	
· Amável Calhau, Justino Romão e J. M. Ribeiro da Cunha, SROC, represented by Amável Freixo Calhau	

Shareholders pith qualified holdings	Nº of shares	Voting rights
PAPERCEL – Celulose e Papel de Portugal, SA	8 133 680	15,00 %
BCP – Banco Comercial Português, SA		
· held by persons or entities in article 20 of the CVM	2 426 387	8,97%
Seguros e Pensões Gere, SGPS, SA		
· Companies dominated	571 338	2,11%
· Funds managed by Pensões Gere, SA	3 465 658	12,81%
Vasco Luís Schulthess de Quevedo Pessanha		
· own shares	212 275	0,78%
· held by persons or entities in article 20 of the CVM	399 252	1,48%

Under the terms of article 21 of the Decree-Law 411/91 of 17/10, we declare that the Company has no past-due debt to Social Security.


Vinhos do

INTRODUCTION

1. We have audited the attached financial statements of *INAPA - Investimentos, Participações e Gestão, S.A.*, which include the Balance sheet as at 31st December, 2001 (which shows a total of 258,365,444 Euros and total shareholders' equity in the sum of 230,210,262 Euros, including a net profit of 5,202,710 Euros) the Statements of Income by nature and by function of expense and the Cash-Flow Statement for the year then ended and the Notes to the Financial Statements.

RESPONSIBILITIES

2. Responsibility for the preparation of the financial statements that truly and fairly reflect the financial situation of the group of companies included in the consolidation, the results of their operations and their cash-flows, as well as for the adoption of adequate accounting criteria and policies for maintaining appropriated systems of internal control, lies with the Board of Directors.

3. Our responsibility consists in the expression of a professional, independent opinion based on our examination of the said financial statements.

SCOPE

4. Our audit was performed in accordance with the Technical Standards and Audit Directives of the Association of Official Auditors, which require that an audit be so planned and performed as to obtain an acceptable degree of certainty as to whether or not the financial statements contain materially relevant distortions. To this end the audit includes:

- Verification, on a test basis, of the evidence supporting figures and disclosures contained therein and appraisal of the estimates, based on judgements and criteria defined by the Board of Directors, used in their preparation;
- Appraisal of the adequacy of the accounting policies adopted and of their disclosure, taking the circumstances into consideration;
- Verification of the applicability of the going concern principle; and
- An appraisal of the overall adequacy of the presentation of the financial statements.

5. We believe that the audit that we have performed provides and acceptable basis for the expression of our opinion.

RESERVES

6. As mentioned in Notes 3 (1) in the Notes to the Financial Statements, financial investments, as well as negotiable securities, are registered at their respective acquisition cost, as stipulated in point 5.4.3.1. of the P.O.C. The aim of Accounting Directive 9 proposes to establish the equity method as the base accounting criteria for the holdings in subsidiaries and associated companies. The Company presents the consolidated financial statements in this same report.

OPINION

7. In our opinion, except with regard to the effect of the situation described in paragraph 6 above, the said financial statements truly and fairly present, in all materially relevant aspects, the financial situation of *INAPA - Investimentos, Participações e Gestão, S.A.*, as at 31st December, 2001, and the results of its operations and is cash-flows during the year then ended, in keeping with the accounting practices generally accepted in Portugal.

Lisbon, 27th March 2002

OLIVEIRA, REIS & ASSOCIADOS
Official Auditors

Represented by
Carlos Alberto Domingues Ferraz, ROC nº 362

CONSOLIDATED BALANCE - CONSOLIDATED PROFIT AND LOSS ACCOUNT - NOTES

Consolidated Balance Sheet

For the year ended December 31, 2001

ASSETS	2001			2000
	Gross Assets	**Depreciation and Provisions**	**Net Assets**	**Net Assets**
Fixed Assets:				
Intangible fixed assets:				
· Formation costs	10.488,11	8.330,98	2.157,13	4.461,82
· Research & development costs	335,25	240,98	94,27	117,81
· Industrial property & other rights	159.897,34	3.603,04	156.294,30	156.990,90
· "Key money"	12.732,60	1.441,05	11.291,55	11.509,97
· Other intangible fixed assets	0,00		0,00	54,58
· Fixed assets in progress	416,89		416,89	417,12
· Advances on account of intangible fixed assets	0,00		0,00	312,67
· Goodwill on consolidation	215.900,20	68.328,73	147.571,47	153.049,47
	399.770,39	**81.944,78**	**317.825,61**	**326.914,34**
Tangible fixed assets:				
· Land & natural resources	24.066,28		24.066,28	24.061,07
· Buildings & other constructions	102.922,21	22.110,51	80.811,70	80.864,63
· Plant & machinery	8.259,44	5.745,52	2.513,92	3.614,26
· Transport equipment	15.158,13	11.516,94	3.641,19	5.771,23
· Tools & utensils	19.801,25	12.323,12	7.478,13	8.312,05
· Office equipment	19.741,96	15.443,08	4.298,88	4.998,56
· Returnable containers	4,09	1,53	2,56	3,05
· Other tangible fixed assets	235,20	164,42	70,78	99,18
· Fixed assets in progress	2.072,76		2.072,76	2.426,26
· Advances on assount of tangible fixed assets	256,22		256,22	56,29
	192.517,54	**67.305,12**	**125.212,42**	**130.206,58**
Financial assets:				
Holdings in Group companies	636,23	454,00	182,23	182,23
· Holdings in associated companies	981,49	3,58	977,91	977,78
· Securities & other financial applications	50.541,06		50.541,06	10.498,53
· Fixed assets in progress	201,78		201,78	14,80
	52.360,56	**457,58**	**51.902,98**	**11.673,34**
Circulante:				
Current Assets:				
· Raw & subsidiary materials & consumables	73,11		73,11	98,68
· Products & work in progress	45,49		45,49	23,28
· Finished & intermediate products	1.008,72		1.008,72	678,85
· Merchandise	86.310,17	617,25	85.692,92	97.259,54
	87.437,49	**617,25**	**86.820,24**	**98.060,35**
Debtors - Medium- & long term:				
· Other debtors	9.162,70	804,60	8.358,10	18.666,01
	9.162,70	**804,60**	**8.358,10**	**18.666,01**
Debtors - Short-term:				
· Trade accounts receivable - current account	112.079,76		112.079,76	117.318,02
· Trade accounts - bills receivable	10.463,88		10.463,88	5.317,87
· Doubtful Debt	15.426,38	14.359,53	1.066,85	729,67
· Shareholders and participating interests	0,26		0,26	0,26
· Advances to suppliers	511,27		511,27	9.422,71
· Other shareholders	0,00		0,00	0,00
· State & other public entities	7.766,13		7.766,13	10.367,63
· Other debtors	29.599,53	2.065,14	27.534,39	51.098,28
	175.847,21	**16.424,67**	**159.422,54**	**194.254,44**
Negotiable securities:				
· Other negotiable securities	14.461,08		14.461,08	20.165,74
	14.461,08		**14.461,08**	**20.165,74**
Bank deposits & cash:				
· Bank deposits	11.875,03		11.875,03	14.223,02
· Cash-in-hand	1.210,36		1.210,36	150,5
	13.085,39		**13.085,39**	**14.373,53**
Accruals & Deferrals:				
· Accrued income	12.942,28		12.942,28	2.950,97
· Deferred costs	6.795,26		6.795,26	3.907,80
	19.737,54		19.737,54	6.858,77
TOTAL ASSETS	**964.379,90**	**167.554,00**	**796.825,90**	**821.173,10**

SHAREHOLDERS' EQUITY & LIABILITIES	2001	2000
Shareholders' Equity:		
Share Capital	150.000,00	149.639,37
· Treasury shares - at par	(14.685,53)	(14.961,65)
· Treasury shares - discounts and premiums	(4.820,46)	(5.170,82)
· Share issue premiums	14.963,94	14.963,94
· Goodwill on consolidation	3.604,29	3.604,29
· Revaluation reserves	24.939,89	24.939,89
· *Translation adjustments*	3.080,48	2.220,90
· Reserves:		
· Legal Reserves	8.810,14	6.575,67
· Other reserves	(14.565,17)	(4.693,50)
· Retained earnings	(12.580,48)	(13.725,91)
	158.747,10	**163.392,18**
· Net profit (loss) for the year	(7.800,41)	6,90
· Interim dividends	0,00	(1.870,49)
TOTAL SHAREHOLDERS' EQUITY	**150.946,69**	**161.528,59**
Minority interests	2.200,87	2.213,83
LIABILITIES:		
Provisions for contingencies & liabilities:		
· Other provisions for contingencies & liabilities	10.844,59	26.580,37
	10.844,59	**26.580,37**
Creditors - Medium- & long-term:		
· Amounts owed to lending institutions	303.023,58	334.298,43
· Other loans obtained	91.012,14	0,00
· Suppliers of fixed assets - current account	4.940,10	6.078,92
	398.975,82	**340.377,35**
Creditors - Short-term:		
· Amounts owed to lending institutions	112.766,56	175.543,85
· Trade accounts payable current accounts	63.865,08	53.387,53
· Trade accounts- bills payable	2.644,80	2.195,69
· Trade accounts payable - invoices in progress	9.788,17	15.050,04
· Other shareholders	933,31	948,42
· Customer advances	1.407,54	1.856,38
· Other loans obtained	24,79	0,00
· Suppliers of fixed assets - current account	1.345,44	1.455,87
· State & other public entities	18.947,12	15.839,89
· Other creditors	2.126,51	8.672,50
	213.849,31	**274.950,17**
Accruals & deferrals:		
· Accrued costs	19.762,52	15.166,85
· Deferred income	246,09	355,94
	20.008,61	**15.522,79**
TOTAL LIABILITIES	**643.678,34**	**657.430,68**
TOTAL SHAREHOLDERS' EQUITY, MINORITY INTERESTS & LIABILITIES	**796.825,90**	**821.173,10**

Expressed in thousand Euros

The Chief Financial Officer
Alberto Coutinho Barata Salgueiro

The Chairman of the Board of Directors
Vasco Luís Schulthess de Quevedo Pessanha

For the year ended December 31, 2001

COSTS & LOSSES	2001	2000
Costs of goods sold and materials consumed:		
· Goods	982.338,41	971.785,07
· Materials	0,00	0,00
Third party supplies & services	70.235,95	62.975,57
Staff costs:		
· Remuneration	62.409,14	61.559,69
Social Security charges:		
· Pensions	2.315,29	762,03
· Other	17.403,14	18.400,44
Depreciation of tangible & intangible fixed assets	16.976,43	17.070,87
Provisions	5.553,41	3.527,61
Taxes	4.241,41	4.200,22
Other operating costs & losses	955,64	1.075,94
(A)	1.162.428,82	1.141.357,44
Interest and similar expense		
· Other	47.324,82	40.753,34
(C)	1.209.753,64	1.182.110,78
Extraordinary costs & losses	3.915,88	22.275,08
(E)	1.213.669,52	1.204.385,86
Corporation tax for the period	282,06	4.443,00
(G)	1.213.951,58	1.208.828,86
Minority Interests	182,74	426,52
Consolidated net profit (loss) for the period	(7.800,41)	6,90
	1.206.333,91	**1.209.262,28**

INCOME & GAINS		
Sales:		
· Goods	1.156.155,02	1.151.080,74
· Products	1.517,36	1.447,39
Services rendered	1.955,47	3.258,05
Production fluctuation	352,08	(64,00)
Supplementary income	8.337,11	6.128,90
Operating subsidies	0,00	14,96
Other operating income & gains	4.384,41	3.230,11
(B)	1.172.701,45	1.165.096,15
Financial income & gains:		
· Other	29.396,78	31.286,76
(D)	1.202.098,23	1.196.382,91
Extraordinary income & gains	4.235,68	12.879,37
(F)	1.206.333,91	1.209.262,28

SUMMARY:

Operating profit: (B) - (A) =	10.272,63	23.738,71
Financial profits (loss): (D-B) - (C-A) =	(17.928,04)	(9.466,58)
Current profit: (D) - (C) =	(7.655,41)	14.272,13
Pre-tax loss: (F) - (E) =	(7.335,61)	4.876,42
Consolidated loss for the period including minority interests: (F) - (G) =	(7.617,67)	433,42

Thousand Euros - Purchase method of consolidation

For the year ended December 31, 2001

	2001	2000
Sales & services rendered	1.159.627,85	1.155.786,18
Cost of sales and services rendered	(988.084,40)	(990.918,00)
Gross profit	**171.543,45**	**164.868,18**
· Other operating income and gains	(21.585,30)	20.894,94
· Distribution costs	(51.761,67)	(29.890,51)
· Administrative costs	(98.359,98)	(111.045,92)
· Other operating costs and losses	(23.563,91)	(17.726,60)
Operating Profit	**19.443,19**	**27.100,09**
· Net cost of financing	(18.743,79)	(11.541,81)
· Gains (losses) on subsidiaries and associates	(3.410,42)	(12.645,66)
· Gains (losses) on other investments	(4.658,01)	1.361,36
· Exceptional or infrequent items	(0,04)	(4,69)
Current profit/loss	**(7.369,07)**	**4.269,29**
· Deferred taxes	0,00	0,00
· Tax on current profits	(457,44)	(4.021,06)
· Current profits after tax	(7.826,51)	248,23
Extraordinary profit/loss	**209,66**	**607,14**
· Taxes on extraordinary profits	(0,82)	(421,95)
· Minority interests	182,74	426,52
Net profit (loss)	**(7.800,41)**	**6,90**
Earnings per share (a)	**0,00**	**0,00**

(a) Net of shares: 30 000 000

Expressed in thousand Euros

The Chief Financial Officer
Alberto Coutinho Barata Salgueiro

The Chairman of the Board of Directors
Vasco Luís Schulthess de Quevedo Pessanha

For the year ended December 31, 2001

		2001	2000
Cash-flow from operating activities			
· Cash receipts from customers		1.218.294,03	1.204.631,21
· Cash payments to suppliers		(1.036.465,96)	(1.000.928,79)
· Cash payments to staff		(70.442,80)	(75.426,99)
Net cash from operating activities		**111.385,27**	**128.275,43**
· Income taxes paid		(11.405,87)	(11.337,53)
· *Income taxes received*		3.461,30	1.654,80
· Other proceeds relating to operating activity		10.143,99	15.220,43
· Other payments relating to operating activity		(60.062,09)	(87.407,51)
Cash-flow before extraordinary items		**53.522,60**	**46.405,62**
· Proceeds relating to extraordinary items		1.132,23	14.336,76
· Payments relating to extraordinary items		(131,01)	(7.253,94)
Net cash from operating activities	|1|	**54.523,82**	**53.488,44**
Cash-flow from investing activities			
Proceeds from:			
· Financial investments		32.480,73	99.226,12
· Tangible fixed assets		369,80	2.620,36
· Intangible fixed assets		1,98	89,99
· Interest & similar income		2.353,96	15.395,41
· Advances for expenditure on behalf of third parties		1.198,13	928,07
		36.404,60	**118.259,95**
Payments in respect of:			
· Financial Invetments		(39.556,26)	(130.874,66)
· Tangible fixed assets		(6.209,58)	(9.621,06)
· Intangible fixed asstes		(1.928,64)	(3.021,66)
· Loans granted			(5.566,83)
· Advances for expenditure on behalf of third parties		(2.483,71)	(1.066,49)
		(50.178,19)	**(150.150,70)**
Net cash used in investing activities	|2|	**(113.773,59)**	**(31.890,75)**
Cash-flows from financing activities			
Proceeds from:			
· Loans obtained		372.480,99	143.438,22
· Treasury placements		873,88	69,18
		373.354,87	**143.507,40**
Payments in respect of:			
· Loans obtained		(317.999,54)	(120.950,54)
· Amortisation of leasing contracts		(257,45)	0,00
· Interest & similar expenses		(36.621,95)	(36.877,11)
· Dividends		(1.810,70)	(4.641,69)
· Treasury placements		(1.554,42)	(64,83)
		(358.244,06)	**(162.534,17)**
Net cash used in financing activities	|3|	**15.110,81**	**(19.026,77)**
·Variation of cash & cash equivalents	|4| = |1| + |2| + |3|	55.861,04	2.570,92
· Effect of currency translation differences		(76,55)	96,91
		55.784,49	**2.667,83**
· Cash & cash equivalents at the beginning of the period		(141.004,58)	(143.672,41)
· Cash & cash equivalents at the end of the period		(85.220,09)	(141.004,58)
		(55.784,49)	**(2.667,83)**

Thousand Euros - Direct method


COLECÇÃO PORTUCALE
PORTUENSES
NA HISTÓRIA
LUÍS A. DE OLIVEIRA RAMOS
EDIÇÕES INAPA

For the year to December 31st, 2001.
(Expressed in thousand euros except where specifically stated)

INTRODUCTION

(i) The Company is the holding company of the Inapa Group and its corporate object is the ownership and management of tangible and intangible fixed assets, the acquisition of holdings in other companies, the running of its own or third-party commercial and industrial establishments and the provision of assistance to those companies in which it has an interest.

The Group's Portuguese companies are involved in the paper distribution business (SDP - Sociedade de Distribuição de Papel, SA, and its subsidiaries), publishing (Medialivros, SA), and insurance brokerage (Inaveste - Mediação de Seguros, SA). The group also has three sub-holding companies (Gestinapa - SGPS, SA, Inapar - Participações Financeiras, SGPS, SA, and Inaveste - Sociedade de Gestão de Participações Sociais, SA), which carry the investments in Distribution and Diversification.

In the wake of its development and internationalisation project, the Inapa Group now has interests in the distribution business in several European countries, namely (i) the Mafipa Group and its subsidiaries, operating in France, Switzerland and Benelux (ii) Inapa Distribuición Ibérica, SA (IDISA), which operates in Spain and has holdings in Papeles Gayá, SA, Nortepapel, SA, Surpapel, SL, and Dical - Distribuición de Imprentas Castilla Leon, SL, (companies involved in the paper marketing business), (iii) Inapa Deutschland, GmbH, which has its registered offices in Germany and which has holdings in Papier Union, GmbH, which also has registered offices in Germany, and in Lucchetti Decart, which operates in Italy, (iv) and two companies located in the United Kingdom - Inapa-Merchants, Holding Ltd., which owns the holding in Tavistock Paper Sales, Ltd., a company involved in the distribution of paper for envelope manufacture.

Several companies held by SDP - Sociedade de Distribuicão de Papel, SA, were dissolved during the course of 2001, namely, Papéis Carreira, Lda., Fernandes Distribuição, Lda., Sacopel, Lda., RG. Santos, Lda and GIP - Gestão Informática de Papel, Lda, the assets and liabilities of which have been integrated in SDP.

INAPA - IPG's direct holding in Edições Inapa, whose name was changed to Medialivros - Actividades Editoriais, SA, was sold for its book value to another Group company, Inaveste, SA.

(ii) The notes to the accounts follow the order established by the Official Plan of Accounts (POC) for the presentation of consolidated financial statements, and it should be mentioned that note numbers not mentioned herein are either not applicable to the Group or their publication is not relevant.

Note 1 – Companies included in the consolidation

The subsidiaries and associates included in the consolidation, their registered offices, the proportion of share Capital held and the consolidation conditions are as follows:

NAME		Registered Office	Holding %
Inapar - Participações Financeiras, SGPS, SA	a)	Rua do Salitre, 142, 1269-064 Lisbon	41,60
Gestinapa - SGPS, SA	(a)	Rua do Salitre, 142, 1269-064 Lisbon	100,00
Inaveste - Sociedade de Gestão de Participações Sociais, SA	(a)	Rua do Salitre, 142, 1269-064 Lisbon	100,00


FORAIS MANUELINOS
DO PORTO E DO SEU TERMO
A ESCOLA DE TALHA PORTUENSE
E A SUA INFLUÊNCIA NO NORTE DE PORTUGAL

The foregoing companies have been consolidated using the full integration method.

(a) In keeping with Decree-Law 238/91, of July 2, the above subsidiaries that, in turn, are the parent companies of other companies, also carried out the respective consolidation operations, employing the purchase method for the purpose, involving the following companies:

PARENT COMPANY	Subsidiary	Holding %
Inapar - Participações Financeiras, SGPS, SA	SDP - Sociedade de Distribuição de Papel, SA Vale Flores, São Pedro de Penaferrim - 2710 SINTRA	99,96
	Inapa Distribuición Ibérica, SA c/ Príncipe, 1 - 3ª Planta - 28012 Madrid	100,00
SDP - Sociedade de Distribuição de Papel, SA	CPA - Central Papeleira de Alenquer, SA Avenida Magalhães Lima, 8 - 2º Esqº - 1000 Lisbon	100,00
	Papéis Carreira Madeira, Lda Rua Infante Santo, Núcleo Residencial dos Ilhéus, Loja 11 S. Pedro - 9000 Funchal	51,00
	Papéis Carreira Açores, Lda Rua dos Valados, Armazéns 24, 25 e 26, Relva - 9500 Ponta Delgada	60,00
	SDL - Sociedade de Decorações, Lda Rua Coronel Luna de Oliveira, 15-B, Olaias - 1900 Lisbon	66,66
Inapa Distribuición Ibérica, SA	Papeles Gayá, SA Industria, 41, Poligono Industrial El Pla 08750 Molins de Rei, Barcelona - Spain	99,99
	Nortepapel, SA Bairro San Martin de Artiaga, Polígono Industrial Torrelarragoiti, S/Nª 48170 Zamudio (Vizkaia - Spain)	100,00
	Dical Papel, SL C/ Cobalto, nº 121, Valladolid - Spain	99,95
Gestinapa - SGPS, SA	Mafipa-Societé de Management et des Participations, SA 6, Rue de Berri, 75008 Paris - France	100,00
	Inapa Deutschland, GmbH Warburgstraße, 28, 20354 Hamburg - Germany	100,00
	Inapa - Merchants, Holding, Ltd Torrington House, 811 High Road Finchley N12 8JW - United Kingdom	100,00
Inapa Deutschland, GmbH	Papier Union, GmbH Warburgstraße, 28, 20354 Hamburg - Germany	94,90
	Our subsidiary Papier Union, GmbH gave us account of the application to INAPA – IPG, SA, of the proviso in paragraph 3, Section 264 of the German Code of Commerce	
	Lucchetti Decart, SA Strada Statale Padana Superiore 315/317, I-20090 Vimodrone Milan - Italy	100,00

PARENT COMPANY (Cont.)	Subsidiary	Holding %
Inapa - Merchants Holding	Tavistock Paper Sales, Ltd The Granary High Street,Turvey, Beds. MK 43 8 DB - United Kingdom	100,00
Mafipa, SA	Grifo Pa du Vert Galant - St Quen l'Aumone, BP 721 95004 Cergy Pontoise Cedex - France	99,92
	Oridis 39, Quai de la Seine, 75019 Paris - Frane	99,98
	Papeteries Navarre 11, Rue de Nacelle - Villabe, 91814 Corbeil Essonnes, Cedex - France	99,85
	Buropapier, SA Vaucampslan, 30, 1645 Huizingen - Belgium	99,7
	Biber Rochat Althardstrasse 301, 8105 Regensdorf - Switzerland	99,85
Papeteries Navarre	Papyrus 211, Rue des Romains. L, 8005 Bertrange - Luxembourg	97,19
Inaveste - Sociedade de Gestão de Participações Sociais, SA	Inaveste- Mediação de Seguros, SA Rua do Salitre, 142 - 1269-064 Lisbon	100,00
	Medialivros- Actividades Editoriais, SA (ex-Edições Inapa, SA) Campo de Santa Clara,160 C/D 1100 Lisbon	98,83

Other indirect holdings that were also included in the consolidation:

SHAREHOLDER	Holding in	Holding %
Sub - group Mafipa	Inapar – Participações Financeiras, SGPS, SA Rua do Salitre, 142 1269-064 Lisbon	58,39 (i)

(i) The percentages of the holdings in this company are referred to the date of inclusion into the consolidation process of Inapa-IPG.

Note 2 – Companies excluded from the consolidation

The following direct or indirect holdings have not been included in the consolidation by means of either the full integration, or the equity method, either because the necessary technical conditions were not existent, or they were not seen to be materially relevant within the context of the consolidated accounts, since these are recent holdings, or because the necessary information could not be obtained in good time:

HOLDING IN	Shareholer	Holding %
Papfer - Sociedad, Lda Calle Santaló, 10, 08021 Barcelona - Spain	Gestinapa - SGPS, SA	99,99
Surpapel, SL Polígono Industrial Store, calle D nave 4J, Sevilla - Spain	Inapa Distribuicíon Ibérica, SA	25,00
Tuplub - Turismo e Publicações, SA Av. Engº Duarte Pacheco, Torre 1, 4º andar, Sala 6 - 1070 Lisbon	Inaveste - SGPS, SA	49,83
Mega Papier, SA Bilstraat 449, 3572 AW Utrecht - Belgium	Mafipa, SA	100,00

Because the Group intended to liquidate it, Megapapier was not included in the consolidation process for this year.

Note 6 – Associate undertakings not referred to in the foregoing notes

(holdings of not less than 10%)

HOLDING COMPANY INCLUDED IN THE CONSOLIDATION	Holding in	Holding %	Shareholders' equity	Net loss for the period
Inaveste - Sociedade de Gestão de Participações Sociais, SA (17.9%) e Inaveste -Mediação de Seguros, SA (1.92%)	Papelaria Fernandes - Indústria e Comércio, SA Largo do Rato, 13 - 1º, 1250 Lisbon	19,82%	9 318	(767)

See also Note 52.

Note 7 - Staff

During the year the Company had an average of 1706 employees in its service, of whom 1507 worked for Group companies located abroad (see Note 1).

Note 9 - derogations to the consolidation norms established in the POC

See note 23 (7)

Note 10 - Goodwill on consolidation

The breakdown of goodwill on consolidation according to the companies that gave rise to it, is as follows:

	December 31st, 2001		December 31st, 2000	
	Intangible fixed asset	**Shareholder's Equity**	**Intangible fixed asset**	**Shareholder's Equity**
· Mafipa, SA	93 113,49		93 113,49	
· Papier Union, GmbH	22 854,71		24 286,14	
· SDP - Sociedade de Distribuição de Papel, SA	18 604,27	(58,89)	12 367,98	(58,89)
· Tavistock, Ltd	6 642,29		6 642,29	
· Papéis Carreira, Lda			4 238,16	
· Gestinapa - SGPS, SA	3 068,33		3 068,33	
· Nortepapel, SA	2 954,30	719,13	2 954,30	719,13
· CPA, SA	2 605,53		2 605,53	
· Inapa Deutschland, GmbH	2 381,85		2 381,85	
· Inaveste - SGPS, SA	1 747,33	(4 271,96)	1 747,33	(4 271,96)
· Fernandes Distribuição, SA			1 650,21	
· Inaveste- Mediação de Seguros, SA	970,61		970,61	
· Inapar - SGPS, SA	968,41		968,41	
· Others of an individual value of less than 500 thousand euros	105,28	7,43	453,22	7,43
	156 016,40	**(3 604,29)**	**157 447,85**	**(3 604,29)**
· Sourced via Papier Union	53 566,01		53 568,05	
· Sourced via the Mafipa Sub-group	6 317,79		6 317,79	
	215 900,20	**(3 604,29)**	**217 333,69**	**(3 604,29)**
· Accumulated depreciation	(68 328,73)		(64 284,22)	
· Net value	**147 571,47**		**153 049,47**	

The Company books show (i) positive goodwill arising by 1991 directly under Shareholders' equity in accordance with the transient proviso envisaged in Number 13.7.b) of the Account Consolidation Rules, and (ii) goodwill arising subsequent to 1991 under Intangible fixed assets - Goodwill (see Note 25).

It should be noted that the goodwill booked under Intangible fixed assets is written down over 40 years.

On 31st December 2000, the company altered, with impact on shareholder's equity, the period of amortisation from 25 to 40 years. The result of this alteration was that about 5.796,03 thousand euros was registered as Other Reserves (3.581,73 thousand euros) and as Net Profit (2.214,66 thousand euros) for the 2000 period.

Amortisation for the year, in the sum of 4.040,11 thousand euros, is taken to the Profit & loss account for the year.

Note 21 – Commitments entered into

Retirement pension complements

The permanent staff of Inapa - IPG, SA, and, as from the end of 1992, of Medialivros - Actividades Editoriais, SA, (formerly Edições Inapa, SA,) are entitled to a retirement and surviving relative pension complement. For the purpose, a pension fund has been set up, managed by an independent entity charged with the future payment of the respective pensions under the terms of the contract that has been entered into.

The Fund received its first contribution in the sum of 59,62 thousand euros. The subsequent contributions are fixed each year on the basis of actuarial studies of the liabilities. The costs in respect of benefit entitlement for services provided have been systematically paid on the basis of a certain percentage of the total wage bill, which varies from year to year, the minimum group rate initially set at 4.5%. None of the companies of the Inapa Group included in the Pension Fund made any contribution to the Pension Fund during this year.

Liabilities in respect of retirement pensions for past services have been calculated on the basis of the following assumptions, using the TV 73/77 mortality tables and the present value of the projected wages, for staff now in service:

	%
· Predicted wage growth rate	3,5
· Discount rate	6
· Pension growth rate	Nil

As at December 31st, 2001, liabilities in respect of pension complements for past services, for current employees and pensioners, calculated on the basis of an actuarial study performed by the Fund managers, amounted to about 433,95 thousand euros (2000: 693,33 thousand euros) and they are completely covered by the value of the Pension Fund which stood at 548,68 thousand euros on December 31st (2000: 568,63 thousand euros).

The variation in the degree of cover of liabilities for past service by the Pension Fund, between January 1st and December 31st, amounted to around 239,4 thousand euros and was debited under Accrued Costs, with a corresponding credit in the Profit and loss account for the year, of the same amount.

The amount registered in the Profit and loss account is broken down as follows: (in thousand euros)

· Costs incurred with current services	29,8
· Financial cost	41,4
· Returns of the Fund's assets	7,7
· Actuarial (gains and losses)	(318,3)
	(239,4)

As was agreed at the General Meeting on 18th May, the Company established, a retirement pension complement scheme for its administrators. A Pension Fund to be run by an independent entity was set up for this purpose.

Liabilities in respect of retirement pensions for past services have been calculated on the basis of the following assumptions, using the TV 73/77 mortality tables and the present value of the projected wages, for staff now in service:

· Discount rate	4 %
· Predicted wage growth rate	4 %
· Pension growth rate	3 %

As at the date of implementation of this new plan, reported as January 1st, 2001, the amount under liabilities for past services, calculated on the basis of an actuarial study, was 1.735,82 thousand euros. On December 31st 2001, it was 1.805,65 thousand euros.

The value of liabilities for past services on the date of the implementation of the complement to retirement pension for the administrators is being systematically registered under costs, throughout the normal remaining period of work of the latter. In the same way, the annual increase in liabilities will include the costs for the years as they occur.

As such, on December 31st, 2001, the values shown in the balance and in the costs for the year related to the implementation of this complement to retirement pensions are as follows:

	Thousand euros Dr /(Cr)
· Accruals & deferrals Costs of retirement benefits to be amortised	1.107,3
· Staff costs Increase in liabilities during the year	69,8
· Extraordinary costs Initial amortisation of liabilities for the year for past services	628,5
· Accruals & deferrals Employee retirements benefits no liquidated	(1.305,6)

During the year, the Company made its first contribution to the Pension Fund in the sum of 500 thousand euros.

One of the Group's companies also approved a complement scheme for the retirement pensions of the administrators. In this specific case the Company opted to negociate an insurance policy to cover this liability. The value of liabilities for total services as at December 31st, 2001, amounted to 877,88 thousand euros, and is systematically being registered under costs, throughout their normal remaining period.

The values shown in the balance and in the costs for the year related to the implementation of this complement to retirement pensions are as follows:

	Thousand euros Dr /(Cr)
· Accruals & deferrals costs of retirement benefits to be amortised	753,2
· Extraordinary costs Initial amortisation of liabilities for the year for past services	124,7
· Provision for other contingencies and liabilities Retirement benefifs (see Note 36)	(877,9)

Fixed contribution plans have also been established for two employees of Tavistock Paper Sales, Ltd, and for twenty-four employees of the Mafipa Group. Contributions in respect of these plans paid during this year 2001, by the companies in the United Kingdom and by the Mafipa Group amounted to 24,94 thousand euros and 324,22 thousand euros respectively (December 31st, 2000: 54,87 thousand euros and 324,22 thousand euros), and they are entered as a cost for the period.

The French Companies belonging to the Mafipa Group and the Italian company are obliged by law to pay their employees a lump sum on retirement, the sum is determined on the basis of the number of years they have worked for the company, on the position held and on the wage earned on retirement. The value of these liabilities as at December 31st, 2001, stood at about 1.496,39 thousand euros (2000: 1.316,83 thousand euros). In the case of the French Companies the liability is not entered in the balance sheet (1.366,71 thousand euros).

Papier Union, GmbH, grants 55 of its employees (and former employees) and pensioners a retirement pension complement (blocked in 1982), calculated on the basis of 0.4% of the wage earned for each year of company service, up to a maximum of 12%. This liability, calculated on the basis of an actuarial study carried out by an independent entity, is recognised in the balance sheet under Provisions for other contingencies & liabilities and it amounted to 1.351,74 thousand euros as at December 31st, 2001 (2000: 1.446,5 thousand euros).

Note 22 - Liabilities for guarantees provided

The Company provided several guarantees through Banco Espírito Santos and Banco Comercial Português in the sum of 9.756,5 thousand euros and 10.669,3 thousand euros at each of these institutions respectively, in favour of several subsidiaries of the Mafipa sub-group.

Gestinapa, negotiated two guarantees through BCP of 81.807 thousand euros and 10.000 thousand euros, respectively.

As of the balance sheet date there were also bank and other guarantees provided in favour of third parties in the sum of 5.855,9 thousand euros.

See Note 34 relating to the guarantees provided by the Group.

Note 23 - Bases of presentation and principal accounting principles and valuation criteria

Presentation

The consolidated financial statements as at December 31st, 2001, were, in all material aspects, prepared in keeping with the Official Plan of Accounts (POC).

Principal accounting principles and valuation criteria

(1) Intangible fixed assets

These mainly consist of costs incurred with the process of group restructuring in previous years and with increases in capital, commercial goodwill, and differences of consolidation arising from foreign subsidiaries of the group; theses costs are written down on a monthly basis over a period of between three and five years.

During 1998 and during 2001, several brands were

re-valued in the sum of 149,64 million euros, on the basis of technical studies undertaken by an independent entity, including those of Papier Union, GmbH (174,82 million euros), the Mafipa Group (49,88 million euros) and the SDP Group (24,94 million euros), which are not written down since they are re-valued on a regular basis.

Goodwill is written down as from the date it is constituted over a period of no more than 40 years (see Note 10).

(2) Tangible fixed assets

Assets acquired before December 31st, 1991, were re-valued, as applicable, under the terms of Decrees-Law 126/77, 430/78, 219/82, 339-G/84, 118-B/86, 111/88, 49/91 and 264/92. The revaluation reserves generated by Inapa-IPG up to 1992, in the total amount of 9.252,7 thousand euros, were fully incorporated into the share capital in 1986, 1990 and 1997. Assets acquired after 1992 and fixed assets in progress are valued at historic cost, which, when applicable, includes interest charges and currency exchange differences in respect of the loans obtained for their acquisition, construction, erection and start up.

Depreciation is calculated using the straight-line method on the values calculated in keeping with the foregoing criterion, on a monthly basis, at rates representing the estimated useful life of the asset, as follows:

· Buildings & other constructions	2% - 10%
· Plant & machinery	7,14%
· Transport equipment	12,5% - 25%
· Office equipment	10% - 14,18%

(3) Financial assets and negotiable securities

Financial assets and negotiable securities are registered as assets at acquisition cost; for companies located abroad, this cost is the escudo equivalent, as of the date of the operation, of the foreign currency spent on the acquisition.

The Inapa - IPG, SA, treasury shares are booked at acquisition cost, and are shown as a deduction from Share capital.

(4) Stocks

Raw and subsidiary materials and consumables, merchandise, materials employed in repair & maintenance and packing materials are valued at average cost.

(5) Transactions in foreign currency

Conversions into euros of transactions with foreign customers are undertaken at the exchange rate ruling on the day they occur or at the rate established by prior agreement with the banks, where applicable. In the case of suppliers, these conversions are undertaken at the exchange rate ruling on the date of the transaction. Currency conversion differences on balances receivable and payable in foreign currencies as at December 31st, 2001, translated at the rates ruling on that dates, were taken to the profit & loss account.

(6) Provisions for doubtful debt

The provisions for doubtful debt set aside by each Group company, within the limits allowed for tax purposes, are deemed adequate to cover doubtful debt.

(7) Corporation tax

Corporation tax has been calculated, in the case of the subsidiaries headquartered in Portugal, taking into account the provisos of the Corporate Income Tax Code (IRC) and the tax incentives and benefits applicable to each company that makes up the group. Situations of deferred taxation have not been registered in the accounts, even though the Company carried out calculations of the latter (see Note 57). The Company's foreign subsidiaries are taxed in accordance with the tax regulations ruling in the respective countries of origin.

(8) Leasing contracts

Fixed assets acquired by Group companies, whether headquartered in Portugal or abroad, through leasing contracts are booked in accordance with Accounting Directive 10/92 issued by the Accounting Standardisation Commission.

(9) Retirement pension complements

In recognising its liabilities for retirement and surviving relative pension complements the Inapa Group has adopted the criteria enshrined in Accounting Directive 19 issued by the Accounting Standardisation Commission (see Note 21).

(10) Cash-flow statement

With regard to the cash-flow statement, the sub-title Cash-in-Hand and Equivalent, corresponds to the sum of the balance of Cash-in-Hand, Bank Deposits, Negotiable securities and Debts to Credit Institutions. This statement was elaborated using the direct method. (see Note 55)

(11) Profit & Loss account by functions

The Group elaborates the statement of Profit & Loss account by functions according to Accounting Directive nº 20 (see Note 56).

Note 24 – Assets & liabilities expressed in foreign currencies

Current transactions in foreign currencies

See Note 23 (5).

Translation of financial statements expressed in foreign currencies

For the purpose of the translation into escudos of the financial statements of the foreign companies included in the Company's consolidated financial statements, the following criteria have been employed:

Assets & Liabilities:

Exchange rates ruling at the end of the year.

Costs & Income:

Average exchange rates seen during the year.

Share capital, Reserves & Retained earnings:

Exchange rates ruling on the date of acquisition of the holdings for the shareholders' equity as of that date, and average exchange rates during the year for retained earnings set aside subsequent to the acquisition of the holding.

Currency translation differences arising from the process described above are taken to a specific heading under Shareholders' equity (Translation adjustments).

Note 25 - Intangible fixed assets

	Thousand euros
Goodwill arising from Inapa – IPG, the Mafipa group & Papier Union (see Note 10)	215 900,2
Revaluation in 1998 and 2000, in consolidated terms, of the brands marketed by the Mafipa Group. Papier Union and the SDP Group (see Note 23 (1))	149 639,4
Costs incurred with "key-money" and goodwill at Nortepapel & Inapa Distribuición Ibérica	12 734,3
Costs incurred with brands, concessions and licences arising from the Mafipa Group	10 509,7
Cost incurred with the formation and share capital increases of Inapa-IPG, Gestinapa, Inapar, IDISA, Inaveste, SDP, SA and others	7 177,7
Studies involving new processes	877,9
Costs incurred with studies and consulting (consultancy) projects in INAPA –IPG,SA and Gestinapa	638,5
Costs incurred with advertising campaigns to launch new products, samples	349,2
Fixed Assets in progress	416,9
Other deferred costs	1 526,6
	399 770,4
Accumulated depreciation	(81 944,8)
	317 825,6


FORAIS MANUELINOS
DO PORTO E DO SEU TERMO
JOSÉ MANUEL GARCIA · FRANCISCO RIBEIRO DA SILVA

Note 27 – Movements under fixed assets

GROSS ASSETS	Opening balance	Increases	Disposals	Transferred & written off	Closing balance
Intangible fixed assets (see Note 25)					
· Set-up expenses	11 500,66	191,37	(2,57)	(1 201,35)	10 488,11
· Research & development costs	211,98			123,27	335,25
· Industrial property & other rights	158 759,86	1 319,31	(226,69)	44,86	159 897,34
· "Key money"	12 441,52	291,28		(0,20)	12 732,60
· Other intangible fixed assets	429,50	1,68	(10,06)	(421,12)	
· Fixed assets in progress	417,13	99,76		(100,00)	416,89
· Advances on account of intangible fixed assets	312,67			(312,67)	
· Goodwill	217 333,68			(1 433,48)	215 900,20
	401 407,00	**1 904,40**	**(239,32)**	**(3 300,69)**	**399 770,39**
Tangible fixed assets					
· Land & natural resources	24 061,07	76,20	(71,04)	0,05	24 066,28
· Buildings & other constructions	100 686,48	1 769,20	(249,86)	716,39	102 922,21
· Plant & machinery	10 631,55	307,85	(59,33)	(2 620,63)	8 259,44
· Transport equipment	17 390,61	955,62	(2 441,74)	(746,36)	15 158,13
· Tools & utensils	19 795,12	179,97	(173,84)		19 801,25
· Office equipment	16 472,38	1 076,23	(1 182,93)	3 376,28	19 741,96
· Returnable containers	4,09				4,09
· Other tangible fixed assets	381,66	20,59	(66,32)	(100,73)	235,20
· Fixed assets in progress	2 426,26	1 637,31	(1 170,35)	(820,46)	2 072,76
· Advances on account of tangible fixed assets	56,29	390,21	(190,26)	(0,02)	256,22
	191 905,51	**6 413,18**	**(5 605,67)**	**(195,48)**	**192 517,54**
Financial assets (see Note 52)					
· Holdings in Group companies	182,23			454,00	636,23
· Holdings in associate companies	981,36			0,13	981,49
· Securities & other financial assets	10 498,53	40 693,06	(149,64)	(500,89)	50 541,06
· Financial fixed assets in progress	14,80	186,98			201,78
	11 676,92	**40 880,04**	**(149,64)**	**(46,76)**	**52 360,56**

DEPRECIATION AND PROVISIONS	Opening balance	Increases	Adjustments	Closing balance
Intangible fixed assets				
· Set-up expenses	7 038,84	1392,20	(100,06)	8 330,98
· Research & development costs	94,18	44,32	102,48	240,98
· Industrial property & other rights	1 768,96	1 850,60	(16,52)	3 603,04
· "Key money"	931,55	509,50		1 441,05
· Other intangible fixed assets	374,92		(374,92)	
· Goodwill	64 284,21	4 040,11	4,41	68 328,73
	74 492,66	**7 836,73**	**(384,61)**	**81 944,78**
Tangible fixed assets				
· Buildings & other constructions	19 821,85	2 480,06	(191,40)	22 110,51
· Plant & machinery	7 017,29	627,20	(1 898,96)	5 745,52
· Transport equipment	11 619,38	2 555,48	(2 657,91)	11 516,94
· Tools & utensils	11 483,07	1 014,41	(174,35)	12 323,12
· Office equipment	11 473,82	2 426,33	1 542,93	15 443,08
· Returnable containers	1,04	0,48		1,53
· Other tangible fixed assets	282,48	35,74	(153,80)	164,42
	61 698,93	**9 139,70**	**(3 533,51)**	**67 305,12**

The columns showing transfers and Write-offs under Gross assets and adjustments under Accumulated Depreciation, essentially include the effect caused by not including Megapapier, SA, in the consolidation for this period.

Buildings & other constructions, Transport equipment, Office equipment and Fixed assets in progress, include assets acquired under leasing contracts (see Note 23 (8)) in the net sum of 11.392,54 thousand euros. The future liabilities of these, amount to 6.105,29 thousand euros, entered under Suppliers of fixed assets, current account, short-term (1.212,08 thousand euros) and long-term (4.893,21 thousand euros).

Note 28 – Interest on loans to finance fixed assets, capitalised during the period

During the current half-year, a total of about 177,07 thousand euros was capitalised under Financial assets, Tangible fixed assets and Accruals & deferrals in respect of interest on bank loans related to fixed assets.

Note 33 – Amounts owed to third-parties with maturities over five years

	Thousand euros
· Amounts owed to lending institutions	10 609,4
· Other loans obtained	10 000,9
· Suppliers of fixed assets – current account	1 476,4
	22 086,7

Note 34 – Guarantees

Two of the Group's foreign subsidiaries provided real guarantees on several fixed assets, in the sum total of 12.714,36 thousand euros

Note 36 – Sales & services rendered

	Domestic market	Export market	Totals
Sales	77 774,20	1 079 898,18	1 157 672,38
Services rendered	169,36	1 786,11	1 955,47
	77 943,56	**1 081 684,29**	**1 159 627,85**

Income generated by the Export market includes 1.056.887,9 thousand euros in respect of Sales & provision of services by the foreign subsidiaries of the Group in the countries in which they are based.

As at December 31st, 2001, Trade accounts receivable is net of bills and other receivables discounted but not due, in the sum of 6.170,13 thousand euros.

Additionally, within the scope of a factoring agreement entered into by some of the subsidiaries, customer debt in the sum of about 95.464,93 thousand euros has been assigned for collection. This sum was advanced by the factoring company.

Note 39 – Corporate officers' emoluments

· Board of Directors	313,38
· Audit Committee	65,64

Note 41 – Re-valuation of tangible fixed assets

Legislation and other criteria underpinning the successive re-valuation undertaken up to, and during 1998 are detailed in Note 23 (2).

Note 42 - Effect of revaluations on fixed assets

Tangible fixed assets	Historic costs (a)	Revaluations a) (b)	Revalued book values (a)
Land & natural resources	16 913,69	7 152,59	24 066,28
Buildings & other constructions	57 258,54	23 553,16	80 811,70
Plant & machinery	2 512,65	1,27	2 513,92
Transport equipment	3 641,19		3 641,19
Tools & utensils	7 478,13		7 478,13
Office equipment	4 298,88		4 298,88
Returnable containers	2,56		2,56
Other tangible fixed assets	70,78		70,78
Fixed assets in progress	2 072,76		2 072,76
Advances on accounts of tangible fixed assets	256,22		256,22
	94 505,40	**30 707,02**	**125 212,42**

(a) Net of depreciation
(b) Including the successive revaluations

Note 44 - consolidated financial profit & loss account

COSTS & LOSSES	2001	2000
Interest expense	32 743,95	23 506,08
Unfavourable currency translation differences	18,98	80,64
Cash discounts granted	13 005,70	13 357,99
Losses on the sale of treasury placements		26,96
Other financial costs & losses	1 556,19	3 781,67
Financial charges	(17 928,04)	(9 466,58)
	29 396,78	**31 286,76**

INCOME & GAINS	2001	2000
Interest income	1 361,44	1 676,45
Return on holdings	0,12	750,00
Return on properties		
Returns on holdings in other companies	1 217,99	49,88
Favourable currency translation differences	160,75	257,51
Cash discounts obtained	26 090,31	26 175,26
Gains on the sale of treasury placements	366,02	869,56
Other financial income & gains	200,15	1 508,10
	29 396,78	**31 286,76**

Gains on holdings from investment in other Companies in the sum of about 872,90 thousand euros, chiefly comprises dividends received.

Gains on the disposal of treasury applications comprise the capital gains of 199,52 thousand euros and 164,60 thousand euros, on the sale of negotiable securities by INAPA- IPG, and Inaveste, SA.

Other financial costs & losses consists mainly of the cost of banking and other services incurred by INAPA-IPG, SA, (808,05 thousand euros), Group Mafipa, SA., (329,21 thousand euros), Gestinapa, SA, (309,25 thousand euros), IDISA, SA (44,89 thousand euros), and the SDP - Sociedade de Distribuição de Papel, SA, (39,90 thousand euros).

Note 45 – Extraordinary profit & loss account

COSTS & LOSSES	2001	2000
Donations	24,31	31,24
Bad debt	1 819,00	2 683,10
Losses on stocks	112,02	113,31
Losses on fixed assets	564,91	19 258,17
Increase of depreciation & provisions		
Fines & penalties	32,43	33,70
Corrections to previous years	268,89	155,23
Other extraordinary costs & losses	1 094,32	0,33
Extraordinary profit (loss)	319,80	(9 395,71)
	4 235,68	**12 879,37**

INCOME & GAINS	2001	2000
Repayment of taxes	42,37	
Recovery of debt	1 606,21	1 558,64
Gains on stocks	127,68	83,39
Gains on fixed assets	130,32	9 111,29
Benefit from contractual penalties	1,91	1,54
Reduction of depreciation & provisions	813,25	1 402,89
Corrections to previous years	62,38	245,29
Other extraordinary income & gains	1 451,56	476,33
	4 235,68	**12 879,37**

The heading Losses on fixed assets refers essentially to the dissolution and sale of several subsidiaries by one of the Group's companies (453,91 thousand euros). As at December 31st, 2001, and as mentioned in Note 21, the heading Other extraordinary costs and losses shows the amortisation during the year of liabilities for past services, arising from the introduction of the new plan for complements to the management's retirement pensions.

The heading Other extraordinary income and gains, essentially corresponds (i) to the net gain for the year obtained in the INAPA- IPG pension fund due to the alteration of its conditions, totalling 259,37 thousand euros, (ii) to the reimbursement of a supplier of fixed asset debt to one of the Group's companies (309,25 thousand euros), (iii) to various contributions received from third parties.

Note 46 – Movement under provisions

	Opening balance	Increases	Reductions	Closing balance
Provision for doubtful debt	12 247,00	6 088,89	3 976,36	14 359,53
Provision for other debtors	589,01	2 865,14	584,41	2 869,74
Provision for contingencies and liabilities	26 580,37	3 443,50	19 179,28	10 844,59
Provision for the depreciation of stocks	798,70	94,98	276,43	617,25
	40 215,08	**12 492,51**	**24 016,48**	**28 691,11**

Note 46 – Movement under provisions

The increases under Provisions for doubtful debt include those made Papier Union, GmbH (2.628,66 thousand euros), by Sub-group Mafipa, SA; (2.244,59 thousand euros), Sub-group SDP-Sociedade de Distribuição de Papel, SA, (738,22 thousand euros), Sub-group Group IDISA, SA, (294,29 thousand euros), Tavistock (69,83 thousand euros) Medialivros, SA (84,80 thousand euros) and Luchetti Decart (28,50 thousand euros).

The reductions under Provisions for doubtful debt were mainly the result of use of provisions by Papier Union, GmbH (1.765,74 thousand euros) by Sub-group SDP, SA, (1.256,67 thousand euros) and by Sub-group Mafipa SA, (877,88 thousand euros).

The movements seen under Provision for other contingencies and liabilities, essentially refer (i) to the use of 12.719,35 thousand euros for adjustments of amounts receivable or the restructuring costs of various companies, (ii) to the reclassification by Papier Union, GmbH, of the balance as at January 1st, 2001, in several sums amounting to 3.526,50 thousand euros, which due to their nature, have been re-entered in the books under Other creditors, State & other public entities, and Accruals & Deferrals, (iii) to the provision for retirement pension complements in the sum of 877,88 thousand euros (see Note 21).

Note 49 – Information required by law

Pursuant to the provisos of Article 21.1 of Decree-Law 411/91, of October 17, we declare that the companies covered by the consolidation have no overdue debts to Social Security.

Note 50 – Share capital

The share capital is currently represented by 30,000,000 fully subscribed and paid-up bearer shares, each of a par value of 5 euros . With the exception of PAPERCEL – Celulose e Papel de Portugal, SGPS, SA, which holds about 20.3% of the shares, and Seguros e Pensões Gere, SPGS, SA, which holds 11.55% of share capital, no other natural or corporate persons were known to hold 10% or more of the shares issued as at December 31st, 2001. The Seguros e Pensões Gere, SPGS, SA, share is held through (i) companies wholly owned by it, namely, Império Bonança-Companhia de Seguros, SA, Auto Gere - Companhia Portuguesa de Seguros, SA, and Ocidental - Companhia Portuguesa de Seguros de Vida, SA, which together hold 1.9% of the share capital, and (ii) through funds managed by PensõesGere-Sociedade Gestora de Fundos de Pensoes, SA, also owned by it.

During 2001, a the Company and one of the Group companies sold 312.228 INAPA-IPG, SA, shares for a consideration of 2.099,94 thousand euros. The capital losses, in the total sum of around 289,30 thousand euros were booked under Other reserves.

Note 51 – Other headings under shareholders' equity

	December 31st, 2001	December 31st, 2000
Share issue premiums	14 963,94	14 963,94
Goodwill (see Note 10)	3 604,29	3 604,29
Revaluation reserves	24 939,89	24 939,89
Conversion adjustments (see Note 24)	3 080,48	2 220,90
Legal reserves	8 810,14	6 575,67
Other reserves	(14 565,17)	(4 693,50)
Retained earnings	(12 580,48)	(13 725,91)
Net profit (loss) for the year	(7 800,41)	6,90
Interim dividends		(1 870,49)
	20 452,68	**32 021,69**

In keeping with decisions taken during 2001 at the General Meetings of the companies making up the Inapa Group, it should be pointed out that in the application of the statutory profits as at December 31st, 2000, a total of 2.234,61 thousand euros was assigned to legal reserves. Additionally, INAPA-IPG, SA, approved the distribution of a gross dividend in the sum of 4.115,08 thousand euros (of which the Company advanced 1.870,49 thousand euros in December 2000), and the use of 37,41 thousand euros form the Retained earnings account.

The Legal and Revaluation reserves and the issue premiums cannot be distributed as dividends, though they may be incorporated into Share capital..

Note 52 – Investments

		Holding in the company %
Holdings in Group companies (see Note 2)		
· Papfer - Sociedad, Lda	182,23	
· Megapapier, SA*	454,00	
	636,23	
Holdings in associate companies (see Notes 2 & 6)		
· Surpapel, SL	872,67	
· Tuplub, SA	74,57	
· Others	34,25	
	981,49	
Scurities & other financial assets (see Note 6)		
· José de Mello - SGPS,SA (498 798 shares)	7 481,95	1,46%
· Papelaria Fernandes - Indústria e Comércio, SA (PFIC, SA) (545 118 shares)	2 664,28	19,82%
· BCP - Banco Comercial Português, SA (7 240 718 shares)	39 543,52	0,31%
· Others	851,31	
	50 541,06	

* This holding is totally covered as at December 31, 2001.

The BCP, SA, and PFIC, SA, shares represented potential capital losses of 6.599,10 thousand euros and 1.586,18 thousand euros, respectively, when compared to the stock market price quoted as at December 31st, 2000.

Note 53 - Amounts owed to lending institutions

	Thousand euros
Short term	
Amounts owed to lending institutions	
· Part of the medium and long-term financing, maturing in 2002 bank overdraughts by domestic banks and financing in domestic and foreign currency	112.766,56
	112.766,56
Medium & long term	
Amounts owed to lending institutions	
· Medium- & long term financing in escudos converted to euros, credit lines for overdraft facilities, for 5-yrear periods, part of which are subject to periodic	298.035,60
Other loans obtained	
· Commercial paper, repayable at par, with the issue of securities with a half-yearly maturity, renewable, over a period of 5 years	4.987,98
	303.023,58

The reimbursement maturities of the medium- & long-term amounts are as follows:

	Thousand euros
· 2002 *	59.262,18
· 2003	152.306,81
· 2004	5.277,28
· 2005	75.567,88
· 2006	0
· 2007 and later	10.609,43
	303.023,58

* Re-negotiation for a period of more than one year

Note 54 - Other negotiable securities

	Cost	Holding in the Company's share capital %
Shares		
· José de Mello - SGPS, SA	11.966,09 *	6,43
· Petro Holding - SGPS,SA	2.475,04 *	
· Others of an individual value less than 25 thousand euros	19,95	
* Company not listed on the stock market	**14.461,08**	

Note 55 – Cash-flow statement

The breakdown of Cash and Cash equivalents at the end of 2001 and 2000 was as follows:

	2001	2000
Cash-in-hand	1 210,36	150,51
Cash equivalents	14 461,08	20 165,74
Bank deposits – Debtor balances	11 875,03	14 223,02
Bank deposits – Creditor balances	(112 766,56)	(175 543,85)
	(85 220,09)	**(141 004,58)**

Note 56 – Profit and loss account by function of expense

(1) Reconciliation of extraordinary results shown in the profit and loss account by function of expense.

The profit and loss account by function of expense was prepared in accordance with the stipulations of Accounting Directive 20, which calls for a concept of extraordinary results different from that established by the Official Plan of Accounts (POC) for the preparation of the profit and loss account by function of expense. Therefore, the figure for extraordinary results shown in the profit and loss account by function of expense has been partially reclassified under Other operating income and gains, Other operating costs and losses, Gains (losses) on subsidiaries and associates and on other investments, and under Exceptional or infrequent items.

(2) Cost of sales and of services rendered

By virtue of the fact that the breakdown of the cost of sales and of the services rendered into their various components is not practicable, the respective table is not presented.

Note 57 – Deferred taxes

As mentioned in Note 23 (7) and in accordance with Accounting Directive 28/01 of June 6th, issued by the Commmission for Accounting Standardisation and International Accounting Norm 12 - NIC 12 (reformulated in 1996), the Portuguese companies must start to calculate and account for deferred taxes. This regulation is applicable to the year commencing on 1st January 2002. In the transitory dispositions, the respective Accounting Directive allows for the fact that the companies may well not account for deferred taxes during 5 years. Nonetheless, they are obliged to calculate deferred taxes and explain their effects in the Notes to the Financial Statement.

The amounts under Deferred Taxes relating to the Group for 31st December 2000, and for 31st December 2001, are as follows:

	Deferred Tax Asset		Deferred Tax Liabilities	
	2001	2000	2001	2000
· Tax losses	17.842,00	13.362,79		
· Revaluation and other asset adjustments			(8.589,30)	(7.646,57)
· Untaxed capital gains			(11.991,10)	(11.991,10)
· Other	638,46	578,61	(688,34)	(648,44)
	18 480,46	**13 941,40**	**(21 268,74)**	**(20.286,11)**

Thousand euros

If the Company had shown the amounts of deferred tax in the Balance Sheet for December 31st 2001, the headings Accruals and Deferrals - deferred tax assets, and Accruals and Deferrals - deferred tax liabilities, would be raised by 18.480,46 thousand Euros and 21.268,74 thousand Euros respectively. The loss for the year would be reduced by 3.556,43 thousand Euros and the heading retained earnings would be reduced by 6.334,71 thousand Euros.

Note 58 - Comparability of financial statements

The Company and the rest of the consolidated holdings did not alter their main accounting policies and practice, so all the values shown are comparable, in all materially relevant aspects, with those of the previous year.

However, it should be pointed out that the consolidated financial statements for the year ending on 31st December 2000, were presented in thousands of Portuguese Escudos, and that they were converted to Euros (1 Euro = 200$482) for the purpose of presenting comparative values in the consolidated financial statements of 31st December 2001.


AZULEJARIA
PORTUENSE
FAUSTO S. MARTINS

THE ORGANISATION OF THE GROUP

The Inapa Group is a group of companies based in 9 European countries, whose principal activity is the sale of high quality paper for typographers, graphic designers, editors and bookshops. Additionally, services in technical advice on various types of paper are also offered to advertising agencies and to the public relations area. The Group's objective is to provide the best paper for each type of printing.

In parallel, our companies also have an office papers division, primarily concerned with offering the best solutions to large final clients, Hypermarkets, and stationery to large organisations.

With the recent evolution in consumption, namely in the media and advertising market, the companies are adapting rapidly to new segments with greater added value, such as oversize printing, digital printers and screen printing.

In this sense, Inapa IPG's principal functions are to co-ordinate and control the actions of the whole group of companies, to promote the Group as a whole and to promote, in particular, the business of paper distribution and its associated companies. In addition to this, Inapa IPG's function is to act as financial, legal and commercial advisor to all the Group's companies, thus gaining a global vision of the activity which allows Inapa IPG to plan out the strategy to adopt and determine its operational implementation.

Thus, we explain the following flowchart, structured in four levels:



BOARD OF DIRECTORS
Strategy
Executive Officers
Vasco Pessanha / José Vinagre / António Barradas / Casimiro Silva Santos
Legal
Corporate Communication
Market Relations
Financial
Management Control
Internal Auditing
Operations
Marketing
Iberia
Grupo Mafipa
Germany
England
Portugal
SDP
Spain
Idisa
France
Oridis
Navarre
Grifo
Switzerland
Biber & Rochat
Luxembourg
Papyrus
Belgium
Buropapier
Papier Union
Italy
Lucchetti Decart
Tavistock
Operations

THE BOARD OF DIRECTORS

The Board of Directors is made up of nine members, of which four have executive functions, namely:

Executive Members of the Board of Directors

· Vasco Luís Schulthess de Quevedo Pessanha

· José Eugénio Soares Vinagre

· Casimiro Bento da Silva Santos

· António Cândido Gonçalves Barradas

Non-executive Members of the Board of Directors

· Carlos Eugénio Magalhães Corrêa da Silva

· Henrique Abílio Paulo Fernandes

· Salvador Maria Guimarães José de Mello

· Jorge Armindo de Carvalho Teixeira

· João Gonçalves da Silveira

The members of the administrative body carry out functions in other companies, within and outside the Group, as mentioned in the Notes, which are an integral part of this document.

The functions carried out in other companies do not conflict with the independent performance of duties in this Company. It should be noted that with regard to the only two directors who carry out functions in companies outside the Inapa Group, but connected to the pulp and paper industry, their respective positions have been continually held in a way that has never affected their independent evaluation and decision-making. On the contrary, they have traditionally proved to be of added value to the board in terms of experience and knowledge of the industry.

The Board of Directors meets quarterly to approve accounts to be made public, under the terms of the law. Beyond this specific matter, the Board systematically has on its agenda the following points: The analysis of the relevant facts and figures of the quarter, the analysis of the activity of the company and each of its subsidiaries, analysis of the Profit & loss accounts of the company and its subsidiaries, preliminary accounts for the preceding month and the estimates for the quarter in question, analysis of the evolution of shares and trading liquidity of shares issued by the group. Also included in the Board's agenda are matters, which due to their importance and current nature should be supervised or formally deliberated on, by this body.

It is important to also mention that during these meetings, the executive administrators provide the most detailed of information about the activity carried out by them throughout the period in question, and that they submit the management options they foresee as necessary in the short term, for discussion by this management body.

It should be noted that, due to the nature of the activity carried out by the Company, it is not adequate that other matters, beyond those arising form the law, should be kept from the executive directors and their general appraisal.

The Board of Directors also meets to review specific matters whenever the circumstances dictate.

The meetings of this body are always preceded a vast and extensive compilation of information elaborated by those responsible for the various management areas of the company, to be distributed beforehand to the administrators.

Such information is systematically enriched with notes and, or, comments by those responsible for those business areas on the more notable matters for consideration, in order to allow the Board more effective supervision of, and pondered deliberation on such matters.

With regard to administrators' emoluments, we refer the reader to Note 43, and point out that the remuneration contains no variable part, be it according to income generated or any other variation.

Company Code of Conduct

Inapa IPG is the holding company of a group of businesses spread across 9 countries. As such, its primary role is to define Group strategy, development policy, growth through acquisitions and financial strategy as well as supervising and co-ordinating business activity.

This means that there is a team of specialised professionals who are subject to maintaining professional standards inherent to their functions, which in our view foregoes the need for a Company Code of Conduct beyond the norms to which all companies are bound.

Risk control in the Company's activity

The Company considers itself to be sufficiently prepared for effective risk control in its own activity and that of the businesses it holds.

With regard to the businesses that the Company controls, it should be reiterated that one of the essential duties falling on the Company is precisely to control the management of its holdings at every level. Thus, the departments that make up the structure of the Company, starting obviously with the directors and extending to the finance, accounting, management control and legal departments are all geared towards this objective.

With regard to the Company itself, the action carried out by those responsible for internal auditing/ management control, is considered to be very effective. They have strong support from external auditors and the official auditor, both of whose collaboration has always been, and still is, particularly relevant.

The creation of any sort of specialised commissions for supervising risks of specific nature was considered useless given the total number of staff.

Plans for share acquisition, or plans to attribute to employees or members of the Board, the option to buy shares.

Although the Company has the authorisation of its stock holders to acquire up to 1% of treasury shares to possibly attribute to its own, and its associated companies' management bodies, managers, and employees, it has not done so to date.

Inapa does not have any plan to acquire stocks for its employees. It also does not have any *Stock Options* plans drawn up for either employees or members of the management bodies.

Use of new technologies

The official Inapa IPG web pages are www.inapa.pt and www.inapa.com. All the relevant information about the Company can be seen here, from reports and accounts, to informative notes and pertinent facts. Apart form the official page, The Group also has individual company pages for the companies in which it has holdings. These are:

- www.grifo.fr
- www.papeteries-navarre.fr
- www.oridisdirect.fr
- www.biberrochat.ch
- www.papierunion.de
- www.inapa-tecno.com
- www.edicoesinapa.com

In keeping with the legal requirements, all the facts relevant to company activity are duly made known using all the communication means placed at the companies' disposal by the CMVM (the equivalent of the Stock Exchange Commission), namely its Internet page

- www.cmvm.pt.

All the informative notes, communiqués, notifications and accounting data, are also sent via e-mail, to financial brokers, investors, the media and agents with whom the Company does business.

Investor Relations Office

Inapa IPG has an Investor Relations Office, which is also responsible for representing Market Relations. This office is responsible for relations between the Company and the market agents such as official entities (CMVM, Euronext Lisboa, Interbolsa, etc.), financial institutions (Brokering companies, Dealer companies, Banks etc.) and institutional and private investors.

Contact with the Company's shareholders is also maintained through this office.

These are the office's contacts:

Representing market relations

Dr. António José Nogueira Simão Domingues

Tel. 351 21 382 30 08 · Fax 351 21 382 30 16

e-mail: antonio_domingues@inapa.pt

Any further clarification, namely on payment of dividends, the evolution of the Company's business, dates of General Meetings or presentation of results, can also be requested from this office using the means mentioned above, or by writing to:

Inapa - Investimentos, Participações e Gestão, SA

Gabinete de Apoio aos Investidores

Rua do Salitre 142, 1269-064 Lisboa

Incentives for Voting

For a long time now, one primary task for the Company has been to target shares or mechanisms to motivate shareholders to take part in General Meetings, or promote their right to vote. This not being an easy task, we point out the careful preparation by the Board of Directors of adequate supporting documentation showing the evolution and prospects for business, placed at the shareholders' disposal. The Board has also carefully chosen inviting surroundings for the meetings to be held in, which have better conditions for the discussion between shareholders of topics for debate, and which are, above all, more accessible.

The Company is also committed to making the information as wide ranging and widely publicised as possible. Thus, the publicising of General Meetings to be held, is done not just in the Boletim de Cotações da BVLP (Portuguese Stock Market Bulletin) and the Diário da Républica (Official Government Journal), but also through advertisements in two major national papers, one with a greater readership in the North and the other in the South.

In parallel to this, there is ample publicity made in all press conferences near the General Meetings, aimed at urging the shareholders to participate.

It is thanks to these measures that the Company has managed to get an average participation of 2/3 of the share capital in General Meetings, to speak of the last five years alone, which is very significant for a listed company.

The Company Statutes do not present any obstacle to voting by mail. In fact, the opposite is true, since the introduction of this possibility in the norms, there is the deliberate mention of this option, and model ballots for voting by mail are available at the head office.

To allow voting by mail, it was inevitably necessary to set up a procedure which is as uncomplicated as possible, and only limited by the need for organisation and the smooth running in the General Meetings. Thus, shareholders have the right to send in their vote by mail up to the third day before the meeting is to be held.

As yet, it has been impossible to run the Meetings in a place with the best of conditions in terms of space, and respond to the technical demands of voting via e-mail. The Company, as yet, has not heard of any special interest form its shareholders in this method of voting.

At the General Meetings of this Company, shareholders owning at least one hundred shares have the right to vote. This does not stop those owning a lesser amount of shares from voting if they group together with others to make up the one hundred shares and send one shareholder from the group to represent them. One vote is counted for every hundred shares.

Limitations in voting rights

Beyond the minimal limitation already mentioned before inherent in counting one vote per hundred shares held, which is justified by the need to process the votes cast at the General Meetings in an orderly way, the Company statutes show one more limitation, designed to protect minorities, whereby votes cast by any shareholder, or group of shareholders voting together, holding more than 15% of the total of votes corresponding to share capital, will not be counted.

The Company was not notified of any parallel agreements between the Company's shareholders and there are no agreements that include special voting rights.

Dividend Policy

Inapa has applied a continuous policy of dividend distribution. Since 1995, the Company has remunerated shareholders as follows:

Year	Dividends (Euros)	nº shares
· 2000	4 115 082	30 000 000
· 1999	3 740 984	30 000 000
· 1998	2 244 590	18 000 000
· 1997	2 020 131	18 000 000
· 1996	1 496 393	6 000 000
· 1995	987 620	6 000 000

It should be noted that the payment of dividends was anticipated in 2000, because this was deemed to be a more favourable way of paying the shareholders.

Share Performance in the Market

With regard to the Stock Market, the year 2001 was affected by an extremely negative business environment. The reaction to the decreases seen in the last quarter of 2000, influenced the start of 2001. This, in turn, coupled with fears of a slowing North American economy determined the depressing state of the Stock Markets, which were even further penalised by the effects of the events of September, 11th.

The Portuguese market was no exception, with the Psi 20 falling 24.72%. Added to this there was a marked decrease in the volume of shares traded; 48.22% less than the volume traded in 2000.

Our shares were in the middle of this situation. The volume fell by 20.77%, with 6,498,639 shares traded, which in the light of our share capital represents 21.66% turnover. This decrease, nonetheless, compares favourably with the market's performance.

The listed stocks also showed negative performance. The quoted share price fell to 4.72 Euros, 16.46% less than at the end of 2000. Here again, our performance was 8.26% better than that of the Psi 20 index.

During this year, the share price was not influenced by any increase in capital, or by any dispersion of capital. There was also no share splits.

The Company's share capital is now referred to in Euros and currently stands at 150,000,000 Euros.

The dissemination of information was one aspect of 2001 particularly worth noting. With regard to obligatory information, quarterly, half-year and annual reports were published. The annual accounts for 2000 and for the 1st quarter of 2001 merit particular mention since they were both presented to analysts, investors and the media.

Informative notes were also issued whenever relevant, always with the strictest respect for the rules governing the publication of existing information.

Simultaneously, there were a series of actions taken to publicise Company information for the attention institutional investors, analysts and private investors, aimed at improving the efficiency and quality of the information.

FUNCTIONS CARRIED OUT BY MEMBERS OF THE BOARD OF DIRECTORS IN OTHER COMPANIES

Dr. Vasco Luís Schulthess de Quevedo Pessanha

a) Group Companies (director / manager)

SDP - Sociedade de Distribuição de Papel, SA

Medialivros - Actividades Editorias, SA

Gestinapa, SGPS, SA

Inaveste - Sociedade de Gestão de Participações Sociais, SA

Mafipa - Société de Management et de Participations, SA

Inapa Deutschland GmbH

Lucchetti Decart, Spa

Papier Union GmbH (Beirat)

b) Other Companies (director / manager)

Papelaria Fernandes - Indústria e Comércio, SA

Mepesa - Sociedade de Investimentos Imobiliários, SA

Sagritávora - Sociedade Agrícola da Quinta do Távora, SA

Sociedade Agrícola da Quinta dos Buxeiros, Lda

Sociedade Agrícola da Quinta dos Fidalgos, Lda

Sociedade Agrícola da Quinta da Barata, SA

Imprerocha - Investimentos Prediais da Rocha, SA

VQP - Investimentos, Gestão e Participações Financeiras, SA

Solvay Portugal, SA

c) Other Companies (Advisory Board)

BCP - Banco Comercial Português, SA

Dr. José Eugénio Soares Vinagre

a) Group Companies (director / manager)

Gestinapa, SGPS, SA

Medialivros - Actividades Editorias, SA

Inaveste - Sociedade de Gestão de Participações Sociais, SA

Inaveste Mediação de Seguros, SA

b) Other Companies (director / manager)

Compta - Equipamentos e Serviços de Informática, SA

Compta - Sociedade de Gestão de Participações Sociais, SA

Comptris - Compta Sociedade de Capital de Risco, SA

Fábricas Lusitana - Produtos Alimentares, SA

Dr. Henrique Abílio Paulo Fernandes

a) director / manager

Letraviva - Consultadoria, Promoção e Relações Públicas, SA

Pluricursos - Prestação de Serviços, Participações e Gestão, SA

GRS - Prestação de Serviços, Participações e Gestão, SA

Farmindustria - Sociedade Produtora de Medicamentos, SA

Pluricursos - Consultores em Gestão e Relação Públicas, SA

Gil - Estudos e Consultores, SA

Ecosel - Entreposto de Comércio e Agência de Seguros, Lda

Segfer - Mediadora de Seguros, Lda

PF - Corretores de Seguros, Lda

Peixoto & Gomes, Lda

Aragem - Sociedade de Construções, Lda

Farmatrading, Lda

Inaveste Mediação de Seguros, SA

Maisfin - Prestação de Serviços, Participações e Gestão, SA

José de Mello Saúde, SGPS, SA

Casimiro Bento da Silva Santos

a) director / manager

SDP - Sociedade de Distribuição de Papel, SA

Gestinapa, SGPS, SA

IDISA - Inapa Distribuição Ibérica, SA

Sociedade de Decorações, Lda

Papéis Carreira Açores, Lda

CPA - Central Papeleira de Alenquer, SA

Papéis Carreira - Madeira, Lda

DR. JORGE ARMINDO DE CARVALHO TEIXEIRA

a) director / manager

Papercel - Celulose e Papel de Portugal, SGPS, SA

Portucel, SGPS, SA

Portucel - Empresa Produtora de Celulose e Papel, SA

Soporcel, SA

Portucel Florestal, SA

Celpinus, SA

ENG.º CARLOS EUGÉNIO CORRÊA DA SILVA

a) director / manager

OPCA - Obras Públicas e Cimento Armado, SA

DR. ANTÓNIO CÂNDIDO GONÇALVES BARRADAS

a) director / manager

Portucel, SGPS, SA

Portucel Florestal, SA

Celpinus, SA

Papier Union, GmbH (Beirat)

DR. SALVADOR GUIMARÃES JOSÉ DE MELLO

a) director / manager

José de Mello, SGPS, SA

José de Mello Saúde, SGPS, SA

DR. JOÃO GONÇALVES DA SILVEIRA

a) director / manager

José de Mello Saúde, SGPS, SA

Maisfin - Prestação de Serviços, Participações e Gestão, SA

Herdade do Vale da Fonte, SA

Audit Committee Report

To the Shareholders,

Pursuant to legal and statutory requirements and under the terms of the mandate with which we were charged by the General Meeting held on May 27th, 1999, we are pleased to present our activity report and our opinion concerning the financial statements of *INAPA – Investimentos, Participações e Gestão, S.A.*, for the year ended December 31st, 2000.

In keeping with hat has now become a tradition, the Board of Directors opted to merge into one single document the Management Reports concerning the activity of the Company and of the Group that it heads, and we shall therefore do the same for reasons of consistency and to simplify your appraisal.

The well drawn up and documented Management Report, which this year goes into more depth, details the evolution of the business and the situation of the Company and of the Group fairly and clearly. It describes the economic background, as well as the background of the relevant sectors of activity and markets; it also reports the situation of the principal subsidiaries.

In particular, the Report points out the bad economic climate and background to the evolution of the pulp and paper industries and their distribution. With a product of long-standing tradition and within a predominantly conservative industry, signs confirming the past were registered – like the relation of consumption to the economic climate - but there were also alterations of structure: the efficiency of sub-utilisation policies and the reduction in the installed capacities to stabilise prices is a reflection of globalisation and concentration movements already past and in progress; some alteration in consumption and the emerging of new forms of distribution.

In this context, the distributors have to adjust their business models so as to carry out their functions as wholesalers – create the interface between production and intermediaries and the retailers, despatching production, making supply and demand compatible in diversity, in the segmentation, in space and in time, controlling logistics of either supply, or sales and warehousing. They must add value by being motivators, promoters and advisers. Put another way, they must be agents of communication in both directions, and take various risks for and by themselves. This is a function they will have to carry out with all the efficiency and effectiveness that their professional know-how will allow them, the success of which results in their justification and consequent viability.

Due to awareness of this trend and showing rapid adaptation to its new core business- just two years ago the Group was industry-based, with the accounts for 2001 being the first for a full year in the new positioning - INAPA has gone deeper into matters and made some significant changes of structure.

We point out the launch of the new world brand, INAPA TECNO, the expensive but rapidly-learnt lesson which was decisive and useful for future reference (from the attempt to operate in Holland). Also of note are the further application of new technologies with e-commerce solutions, CRM, call-centres and the improvement of the Information Technology systems, as well as the reorganisation

by concentrating, rationalising and specialisation of services. Still yet we mention logistics and the attention paid to local and global alliances and to the strategic potential in acquisitions and partnerships.
With regard to the individual account, the business evolution was frankly favourable. On an operating level, sales rose by 10% and costs were reduced by 8%, consequently, operating income rose by 22%. The net financial results for the year improved by 63% and the operating profits doubled. Because there was no exceptional operation, as in the year 2000, Net extraordinary items were inverted, with the net profits for the year improving by 13%.
The re-denomination of the share capital in Euros was carried out at when the time was deemed right.
With regard to the consolidated accounts, the Group held basically the same scope even though there are now fewer companies in the Group as a result of simplifying re-organisation. The financial autonomy remained stable, as well as the level of sales by volume, but the average gross margin percentage dropped slightly, coupled with the slight increase in extra operating costs. This made the net operating gains reduce by nearly half. However, negative effect on the financial results - partially due to financial leverage - made the net result for the year negative, even though this only represents 0.7% of sales.
The Committee has accompanied the procedures carried out by the Official Auditor, and on conclusion of the work, appraised his report, with which it is in agreement, and took cognisance of the Legal Certification of Accounts issued by the Official Auditor, which also warranted its full support.
In order to give our opinion, as is our duty, we deliberated deeply on the matter of the proposal for application of the income, as stated in the Management Report and duly justified. This was done bearing into account the results of the individual and consolidated accounts and the underlying accounting conventions and practice in the proviso in article 27 of the Company Code. Also borne into account were the shareholders' rights to the year's profits, the recent and foreseeable background and the Company's interests, which the very article 27 mentioned before demands be borne into account "for the constitution or reinforcement of reserves and other applications that the General Meeting deem necessary". We concluded that it was best to accept the Board of Directors' proposal.
During the year we encountered no irregularities or errors that we ought to bring to your notice, and we were provided with such explanations as were required; we would like to express out thanks at this point for the support received in the performance of our duties.
Having been provided with the financial statements, which satisfy legal and statutory requirements and contain the proposal for the application of profit, and taking into account the said Legal Certification of Accounts and its conclusions - including, to the extent mentioned therein - an appraisal of the valuation principles and criteria adopted and confirming that the accounting system complies with legal requirements and expressing the opinion that

the said documents truly and fairly reflect the financial situation and the results of its operations during the year:

We are of the opinion that:

· the Management report (joint), the Balance sheet, the Profit and Loss Account and the Notes to the Accounts warrant approval;

· the proposal for the application of results submitted by the Board of Directors warrants approval;

· the Consolidated Management report (joint), the Consolidated Balance sheet, the Consolidated Profit and Loss Account and the respective Notes to the Accounts warrant approval;

We propose that:

· the General Meeting appraise the management of the Company in a favourable light, pursuant to the terms of Article 455 of the Companies Code.

Lisbon, 27th March , 2002

THE AUDIT COMMITTEE
Diogo de Portugal Trigueiros de Aragão - President
Maria Lucília Veludo Alves Pereira Nunes de Matos

OLIVEIRA, REIS & ASSOCIADOS
Official Auditors

Represented by
Carlos Alberto Domingues Ferraz, R.O.C. nº 362



INTRODUCTION

1. We have audited the consolidated financial statements of *INAPA - Investimentos, Participações e Gestão, S.A.*, which include the consolidated Balance sheet as at 31st December, 2001 (which shows a total of 796.826 million Euros and total shareholders' equity in the sum of 150.947 million Euros, including a net loss of 7.8 million Euros). We also audited the consolidated Statements of Income by nature and by function of expense, the consolidated Cash-Flow Statement for the year then ended and the Notes to the Financial Statements.

RESPONSIBILITIES

2. Responsibility for the preparation of the consolidated financial statements that truly and fairly reflect the financial situation of the group of companies included in the consolidation, the consolidated results of their operations and their consolidated cash-flows, as well as for the adoption of adequate accounting criteria and policies for maintaining appropriated systems of internal control, lies with the Board of Directors.

3. Our responsibility consists of the expression of a professional, independent opinion based on our examination of the said financial statements.

SCOPE

4. Except with regard to the limitations described in paragraph 6 below, our audit was performed in accordance with the Technical Standards and Audit Directives of the Association of Official Auditors, which require that an audit be so planned and performed as to obtain an acceptable degree of certainty as to whether or not the consolidated financial statements contain materially relevant distortions. To this end the audit includes:

- Verification that the financial statements of the companies included in the consolidation have been properly examined, and in the significant cases where they were not, the verification, on a test basis, of the evidence supporting figures and disclosures contained therein and appraisal of the estimates, based on judgements and criteria defined by the Board of Directors, used in their preparation;
- Verification of the consolidation operations;
- Appraisal of the adequacy of the accounting policies adopted and of their disclosure, taking the circumstances into consideration;
- Verification of the applicability of the going concern principle; and
- An appraisal of the overall adequacy of the presentation of the consolidated financial statements.

5. We believe that the audit that we have performed provides and acceptable basis for the expression of our opinion.

RESERVES

6. As mentioned in Notes 23 (1), 25 and 27 in the Notes to the Financial Statements (NFS), fixed assets

includes brands (around 150 thousand Euros) and land and buildings owned by Group subsidiaries, which were valued either at the time of their acquisition or during 2000; the brands "are not subject to annual amortisation since they are valued on a regular basis" according to the Board's policy. Since full information is not available regarding the useful life of the brands and of the valuations performed on the land and buildings, we are unable to assess the effect that such additional information would have on the consolidated financial statements.

OPINION

7. In our opinion, except with regard to the effect of such adjustments as might be necessary if the limitations referred to in paragraph 6 above did not exist the said consolidated financial statements truly and fairly present, in all materially relevant aspects, the consolidated financial situation of *INAPA - Investimentos, Participações e Gestão, S.A.*, as at 31st December, 2001, and the consolidatedresults of its operations and is consolidated cash-flows during the year then ended, in keeping with the accounting practices generally accepted in Portugal.

EMPHASES

8. Without affecting the opinion expressed in the foregoing paragraph, we would draw attention to the following:

8.1 As mentioned in Note 23 (7) of the NFS, the group consistently adopts the taxes payable method; in advance, however, Note 57 of the NFS presents the calculations of deferred tax, in accordance with allowed option in the transitory norm of Accounting Directive 28 (only applicable for years started on, or after 1st January, 2002) which allows for the information alone to be submitted in the NFS during a period of up to 5 years.

8.2 As mentioned in Notes 10 and 23 (1) of the NFS, the Group altered the period of amortisation of goodwill from 25 to 40 years. The investments referred *in fine* in Note 52 are considered strategic investments and the reduction mentioned therein is considered temporary.

Lisbon, 27th March 2002

OLIVEIRA, REIS & ASSOCIADOS
Official Auditors

Represented by
Carlos Alberto Domingues Ferraz, ROC nº 362



1. Torre da Marca	8. Hospital dos Inglezes	15. Benedictinos	22. Terceiros Carmelitas
2. Convento de Monchique	9. Porta dos Banhos	16. Praça da Victoria	23. Dominicos
3. Passeio de Miragaya	10. Gracianos	17. Igreja da Victoria	24. Collegio dos Orfaõs
4. Quarteis Militares	11. Porta das Virtudes	18. Igreja de S. Nicoláo	25. Igreja dos Clerigos
5. Parochia de S. Pedro	12. Hospital Novo	19. Terceiros Trinitarios	26. Mizericordia
6. Forte da Porta Nova	13. Terceiros Francisc.os	20. Relaçaõ	27. Porta da Lingoêta
7. Fabrica de Louça	14. Franciscanos	21. Porta do Olival	28. Alfandega

T. S. Maldonado delin. Porto


DO PORTO

29. Caza Antiga da Moeda	36. Senhora do Ó	43. Recolhim.to do Ferro	50. Muro da Cidade
30. Hospital de S. Crispim	37. Cathedral	44. Igreja de S. Ildefonço	51. Rio Douro
31. Igreja da Lapa	38. Paço do Bispo	45. Convento de S. Clara	52. Estaleiro
32. Congregados do Orat.	39. Pelourinho	46. Porta do Sol	53. Santa Marinha
33. Agostinhos descalços	40. Patibulo	47. Capuchos	54. Armazens
34. Senado.	41. Caridade	48. Recolhim.to das Orfas	55. Villa Nova
35. Praça Nova da Ribeira	42. Porta de Sima da V.a	49. Escadas dos Guindaes	56. Convento da Serra

Godinho sculp.

Printed on
Munken-Trucard 2f
by Joartes - Artes Gráficas, Lda

Design by
comuniquê